UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AEP RETIREMENT SAVINGS 401(K) PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AEP RETIREMENT SAVINGS 401(K) PLAN
INDEX
December 31, 2024 and 2023

Page Number

Signatures	2

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule of Assets (Held at End of Year)	20

Exhibit Index	63
Exhibit 23(1)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting with Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.
AEP Retirement Savings 401(k) Plan
/s/ Matthew Fransen
Matthew Fransen, Senior Vice President and Treasurer
June 26, 2025

Report of Independent Registered Public Accounting Firm

Benefits Finance Committee and Plan Participants
AEP Retirement Savings 401(k) Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2021.
Columbus, Ohio
June 26, 2025

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2024 and 2023

	December 31,
	2024	2023
ASSETS
Investments at Fair Value	$4,719,489,317	$4,602,651,089

Investments at Contract Value	445,310,916	541,681,201

Notes Receivable from Participants	67,017,058	62,856,728

Total Assets	5,231,817,291	5,207,189,018

Pending Trades, Net	(6,106,165)	(8,467,338)

Total Liabilities	(6,106,165)	(8,467,338)

NET ASSETS AVAILABLE FOR BENEFITS	$5,225,711,126	$5,198,721,680

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2024 and 2023

	Years Ended December 31,
	2024	2023
INVESTMENT INCOME
Net Appreciation in Investments	$622,671,212	$669,746,458
Interest and Dividend Income	25,397,228	26,942,047
Total Investment Income	648,068,440	696,688,505

CONTRIBUTIONS
Participants	200,333,063	215,145,574
Employer	81,284,557	86,846,315
Total Contributions	281,617,620	301,991,889

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	4,652,415	3,430,674

DISTRIBUTIONS TO PARTICIPANTS	(900,385,835)	(514,584,103)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(494,679)	(630,147)
Investment Advisory and Management Fees	(6,116,490)	(5,773,048)
Other Fees	(352,025)	(354,602)
Total Administrative and Management Fees	(6,963,194)	(6,757,797)

NET INCREASE	26,989,446	480,769,168

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$5,198,721,680	$4,717,952,512

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$5,225,711,126	$5,198,721,680

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023

1. PLAN DESCRIPTION

The following description of the AEP Retirement Savings 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. The Bank of New York Mellon (BNYM) (Trustee) is the primary trustee. Empower Annuity Insurance Company of America (Empower Retirement) is the Plan record keeper. AEPSC appointed Empower Trust Company, LLC as the trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

Contributions

Newly eligible employees are automatically enrolled with a 6% pretax deferral. Such deferrals automatically increase each year by 1% to a maximum of 10%. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits), although pretax and Roth 401(k) amounts are limited to $23,000 for 2024 and $22,500 for 2023. Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit was $7,500 for 2024 and $7,500 for 2023. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. During the Plan years ended 2024 and 2023, employees rolled in amounts totaling $14,050,608 and $16,766,691, respectively, which are included in participant contributions on the Statements of Changes in Net Assets Available for Benefits. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the AEP Retirement Savings 401(k) Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under Section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Notes Receivable from Participants

Participants generally may borrow from their plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty. No allowance for credit losses has been recorded at December 31, 2024 or 2023.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Participants may make investments in 1% increments among various unitized funds established by the Plan including index funds, bond funds, growth funds, value funds, target date funds, and a stable value fund. The assets of each of the funds are held in the custody of the Trustee, and record-kept at the participant level by Empower Retirement. As the Plan owns the underlying assets of each of these funds, the financial statements present the underlying investments of these unitized funds. In the absence of a participant-directed investment, contributions are invested in a target date fund based on the participant's date of birth which corresponds to an estimated retirement date.

The AEP Stock Fund is an investment option in the Plan. Participants can elect to have dividends generated from their unitized holdings in the AEP Stock Fund paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

In addition to the above, the Plan offers a self-directed brokerage account (SDB) option that allows participants to invest in retail mutual funds, exchange traded funds, equities traded on a national securities exchange (other than AEP Stock), preferred stock traded on a national securities exchange and fixed income securities (other than those issued by an affiliate of the Company).

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company contributions, including earnings thereon; provided that certain matching contributions made to participants of the AEP Energy, Inc. 401(k) Retirement Plan may be only partially vested in accordance with existing vesting positions of this plan. Excluding participants’ pretax and Roth 401(k) contributions, profit sharing contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan at any time, including their pre-2009 Company matching contributions. Pretax, Roth 401(k) and profit sharing contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan), or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship. Pursuant to the CARES Act, the Company changed the Plan to allow certain qualified participants impacted by COVID-19 to take withdrawals up to $100,000 between January 1, 2020 and December 30, 2020. These COVID-19 related distributions were not subject to the early withdrawal penalty, or to 20% federal tax withholding; but they were subject to a 10% federal tax withholding requirement, and participants have the option to spread the applicable income tax resulting from the COVID-19 related distribution over a 3 year period. Participant who obtained a COVID-19 related distribution may repay the distribution to an eligible retirement plan within the three-year period following the distribution to defer otherwise applicable taxation.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their plan accounts among various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit-responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to Empower Retirement and BNYM during 2024 and 2023 totaled $592,677 and $715,367, respectively. The Plan directly pays for administrative, record keeping and management fees. Fees related to the administration of Notes Receivable from Participants are charged directly to the participant's account and are included in administrative fees. Investment related expenses are included in Investment Advisory and Management Fees.

Distributions to Participants

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). AEPSC’s staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures. As of December 31, 2024, the BFC consisted of AEPSC’s Chief Financial Officer and Executive Vice President – Portfolio Optimization, Treasurer, Executive Vice President - Chief Human Resources Officer, Senior Vice President -

Strategy and Transformation and Executive Vice President - General Counsel. As of December 31, 2024, the IC consisted of AEPSC’s Treasurer, Director of Trusts and Investments, Vice President Finance and Treasury, one Managing Director of Corporate Finance and one Director of Corporate Finance.

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in equity securities, exchange traded funds, and registered investment companies. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Level 2 investments consist of significant other observable inputs other than Level 1 prices, such as quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Investments with unobservable valuation inputs are classified as Level 3 investments. Investments classified as “Other” are valued using Net Asset Value (NAV) as a practical expedient. The practical expedient is not used when it is determined to be probable that the investments will sell for an amount different than the reported NAV. Items classified as Other are primarily common/collective trusts. These investments do not have a readily determinable fair value or they contain redemption restrictions which may include the right to suspend redemptions under certain circumstances. Redemption restrictions on common/collective trusts may also prevent certain investments from being redeemed at the reporting date for the underlying value. There are no unfunded commitments for investments in common/collective trusts.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would be made 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Plan's Managed Income Fund provides a stable value investment option that includes fully benefit-responsive synthetic investment wrap contracts which assure the book value of investments in that fund for Plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2024 and 2023. The fund’s underlying investments, usually a portfolio owned by the Plan, consist primarily of high quality, intermediate term fixed income securities and guaranteed investment contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as a plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable as of December 31, 2024 or the date these financial statements are issued.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets during 2024 and 2023 involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: (1) BNYM has acted as trustee and custodian under the Plan, while Mellon, an affiliate has acted as an investment manager in connection with the index funds held under the Plan's investment options and (2) Empower Trust Company, LLC has been acting as a trustee and custodian under the Plan, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts. Notes receivable from participants held by the Plan are also considered party-in-interest transactions. Certain investments within the self-directed brokerage account are considered party-in-interest transactions.

As of December 31, 2024 and 2023, the Plan held 2,754,068 and 3,349,383 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $165,165,921 and $196,757,008, respectively. During the year ended December 31, 2024, the Plan acquired 128,344 shares of that common stock with a fair value of $11,315,945 and disposed of 665,124 shares with a fair value of $39,431,676. During the year ended December 31, 2023, the Plan acquired 361,574 shares of that common stock with a fair value of $30,007,997 and disposed of 260,525 shares with a fair value of $15,107,083 During the years ended December 31, 2024 and 2023, the Plan recorded dividend income of $11,081,160 and $11,355,804, respectively, related to its investment in that common stock.

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2024

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$554,966,516	$—	$—	$—	$554,966,516
AEP Stock	254,007,692	—	—	—	254,007,692
Subtotal Equities	808,974,208	—	—	—	808,974,208

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	169,951,861	169,951,861
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	459,321,305	459,321,305
Mellon Capital Stock Index Fund (a)	—	—	—	1,429,311,150	1,429,311,150
Mellon Capital International Stock Index Fund (a)	—	—	—	690,699,519	690,699,519
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	511,889,594	511,889,594
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	24,183,840	24,183,840
JPMorgan Strategic Property Fund (a)	—	—	—	84,071,443	84,071,443
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	65,013,298	65,013,298
William Blair Large Cap Growth I (a)	—	—	—	214,753,054	214,753,054
Sands Capital International Growth CIT (a)	—	—	—	22,073,747	22,073,747
MetWest Total Return Bond Fund (a)	—	—	—	59,886,326	59,886,326
Subtotal Common/Collective Trusts	—	—	—	3,731,155,137	3,731,155,137

Self-Directed Brokerage Account (a)	107,255,995	—	—	13,195,992	120,451,987
Registered Investment Companies	22,131,794	—	—	—	22,131,794
Money Market Fund	36,776,191	—	—	—	36,776,191

Total Assets Reflecting Investments at Fair Value	$975,138,188	$—	$—	$3,744,351,129	$4,719,489,317

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share as practical expedient.

Plan Assets within the Fair Value Hierarchy as of December 31, 2023

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$557,042,541	$—	$—	$—	$557,042,541
AEP Stock	272,036,887	—	—	—	272,036,887
Subtotal Equities	829,079,428	—	—	—	829,079,428

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	179,341,271	179,341,271
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	456,261,518	456,261,518
Mellon Capital Stock Index Fund (a)	—	—	—	1,298,414,738	1,298,414,738
Mellon Capital International Stock Index Fund (a)	—	—	—	704,972,081	704,972,081
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	521,308,895	521,308,895
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	24,749,151	24,749,151
JPMorgan Strategic Property Fund (a)	—	—	—	68,468,634	68,468,634
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	60,252,437	60,252,437
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	195,092,837	195,092,837
Sands Capital International Growth CIT (a)	—	—	—	25,623,845	25,623,845
MetWest Total Return Bond Fund (a)	—	—	—	65,185,142	65,185,142
Subtotal Common/Collective Trusts	—	—	—	3,599,670,549	3,599,670,549

Self-Directed Brokerage Account (a)	86,302,881	—	—	15,361,054	101,663,935
Registered Investment Companies	24,523,069	—	—	—	24,523,069
Money Market Fund	47,714,108	—	—	—	47,714,108

Total Assets Reflecting Investments at Fair Value	$987,619,486	$—	$—	$3,615,031,603	$4,602,651,089

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share as practical expedient.

The following tables set forth a summary of the Plan's investments measured at Net Asset Value as a practical expedient as of December 31, 2024 and 2023:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2024

	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$169,951,861	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	459,321,305	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,429,311,150	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	690,699,519	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	511,889,594	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	24,183,840	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	84,071,443	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	65,013,298	Daily	Trade Date + 1
William Blair Large Cap Growth I	214,753,054	Daily	Trade Date + 1
Sands Capital International Growth CIT	22,073,747	Daily	Trade Date + 1
MetWest Total Return Bond Fund	59,886,326	Daily	Trade Date + 1
Self-Directed Brokerage Account	13,195,992	Daily	Trade Date + 1
Total Assets	$3,744,351,129

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2023

	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$179,341,271	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	456,261,518	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,298,414,738	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	704,972,081	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	521,308,895	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	24,749,151	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	68,468,634	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	60,252,437	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	195,092,837	Daily	Trade Date + 1
Sands Capital International Growth CIT	25,623,845	Daily	Trade Date + 1
MetWest Total Return Bond Fund	65,185,142	Daily	Trade Date + 1
Self-Directed Brokerage Account	15,361,054	Daily	Trade Date + 1
Total Assets	$3,615,031,603

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2024 and 2023.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment instruments, and investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated December 8, 2017 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meet the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of that IRS determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. SUBSEQUENT EVENTS

The Plan evaluated subsequent events from December 31, 2024 through June 26, 2025, the date these financial statements were available to be issued. The Plan is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to the Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2024	2023
Beginning Balance per Financial Statements	$62,856,728	$57,284,187
Less: Loans Deemed Distributed with No Post-Default Payments	(5,988,759)	(5,717,136)
Beginning Balance Reported on Form 5500	$56,867,969	$51,567,051

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2024	2023
Ending Balance per Financial Statements	$67,017,058	$62,856,728
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(6,643,113)	(5,988,759)
Balance Reported on Form 5500	$60,373,945	$56,867,969

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2024	2023
Beginning Balance per Financial Statements	$5,198,721,680	$4,717,952,512
Less: Loans Deemed Distributed with No Post-Default Payments	(5,988,759)	(5,717,136)
Beginning Balance Reported on Form 5500	$5,192,732,921	$4,712,235,376

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2024	2023
Ending Balance per Financial Statements	$5,225,711,126	$5,198,721,680
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(6,643,113)	(5,988,759)
Balance Reported on Form 5500	$5,219,068,013	$5,192,732,921

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2024	2023
Per Financial Statements	$26,989,446	$480,769,168
Less: Loans Deemed Distributed	(654,354)	(271,623)
Reported on Form 5500	$26,335,092	$480,497,545

AEP RETIREMENT SAVINGS 401(K) PLAN
Plan #002 EIN #13-4922641
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	Maturity Date	Rate of Interest	Collateral, Par, or Maturity Value	(e) Current Value

	MANAGED INCOME FUND

	MONEY MARKET FUND
	JP Morgan US Government Money Market					$8,013,770
	TOTAL MONEY MARKET FUND					$8,013,770

	U.S. GOVERNMENT SECURITIES
	CES MU2 LLC	FIXED	5/13/2027	1.9940%	$397,097	$382,282
	EXIM Bank of the United States	FIXED	6/30/2027	2.4150%	414,612	399,092
	Fannie Mae Pool	FIXED	1/1/2026	3.1000%	880,000	868,889
	Fannie Mae Pool	FIXED	1/1/2028	2.5000%	77,199	75,341
	Fannie Mae Pool	FIXED	1/1/2029	5.0900%	1,270,000	1,292,775
	Fannie Mae Pool	FIXED	1/1/2029	5.0900%	530,000	539,505
	Fannie Mae Pool	FIXED	1/1/2030	4.2550%	30,000	29,431
	Fannie Mae Pool	FIXED	1/1/2030	4.2550%	50,000	49,052
	Fannie Mae Pool	FIXED	1/1/2030	4.3000%	40,000	39,324
	Fannie Mae Pool	FIXED	1/1/2030	4.3000%	60,000	58,986
	Fannie Mae Pool	FIXED	1/1/2030	4.3200%	210,000	206,643
	Fannie Mae Pool	FIXED	1/1/2030	4.3200%	300,000	295,204
	Fannie Mae Pool	FIXED	1/1/2030	4.3250%	320,000	314,958
	Fannie Mae Pool	FIXED	1/1/2030	4.3250%	460,000	452,752
	Fannie Mae Pool	FIXED	1/1/2030	4.3600%	100,000	98,585
	Fannie Mae Pool	FIXED	1/1/2030	4.3600%	140,000	138,019
	Fannie Mae Pool	FIXED	1/1/2035	2.5000%	252,294	232,076
	Fannie Mae Pool	FIXED	1/1/2041	4.0000%	48,593	46,298
	Fannie Mae Pool	FIXED	1/1/2046	3.5000%	719,194	649,699
	Fannie Mae Pool	FIXED	1/1/2051	4.5000%	1,174,323	1,110,557
	Fannie Mae Pool	FIXED	1/1/2052	2.0000%	418,880	329,780
	Fannie Mae Pool	FIXED	1/1/2052	2.5000%	1,284,949	1,059,829
	Fannie Mae Pool	FIXED	1/1/2052	2.5000%	2,145,974	1,776,787
	Fannie Mae Pool	FIXED	1/1/2052	2.5000%	2,252,321	1,863,427

Fannie Mae Pool	FIXED	2/1/2031	3.0000%	317,689	306,302
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	44,583	41,009
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	51,128	47,029
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	56,848	52,292
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	96,858	88,999
Fannie Mae Pool	FIXED	2/1/2047	3.5000%	61,105	55,001
Fannie Mae Pool	FIXED	2/1/2052	2.0000%	1,368,732	1,084,416
Fannie Mae Pool	FIXED	2/1/2057	4.0000%	404,443	371,982
Fannie Mae Pool	FIXED	3/1/2025	5.0000%	2,396	2,399
Fannie Mae Pool	FIXED	3/1/2028	4.7900%	200,000	201,151
Fannie Mae Pool	FIXED	3/1/2029	4.8800%	923,000	933,787
Fannie Mae Pool	FIXED	3/1/2049	4.0000%	622,814	578,793
Fannie Mae Pool	FIXED	3/1/2051	4.0000%	1,074,856	995,709
Fannie Mae Pool	FIXED	4/1/2028	4.0200%	550,000	542,148
Fannie Mae Pool	FIXED	4/1/2029	2.2700%	540,000	491,850
Fannie Mae Pool	FIXED	4/1/2029	4.4700%	650,000	645,336
Fannie Mae Pool	FIXED	4/1/2041	4.0000%	366,248	348,953
Fannie Mae Pool	FIXED	4/1/2047	3.0000%	472,969	410,947
Fannie Mae Pool	FIXED	4/1/2048	4.0000%	61,337	57,065
Fannie Mae Pool	FIXED	5/1/2027	3.0000%	12,045	11,874
Fannie Mae Pool	FIXED	5/1/2029	4.9620%	1,420,000	1,438,083
Fannie Mae Pool	FIXED	5/1/2031	4.5700%	1,250,000	1,231,134
Fannie Mae Pool	FIXED	5/1/2051	4.0000%	1,310,010	1,218,478
Fannie Mae Pool	FIXED	5/1/2052	3.0000%	693,318	593,903
Fannie Mae Pool	FIXED	5/1/2052	3.5000%	959,569	860,413
Fannie Mae Pool	FIXED	6/1/2026	4.0000%	67,455	67,195
Fannie Mae Pool	FIXED	6/1/2047	4.0000%	349,747	326,675
Fannie Mae Pool	FIXED	6/1/2056	4.5000%	259,464	247,287
Fannie Mae Pool	FIXED	6/1/2056	4.5000%	346,738	330,465
Fannie Mae Pool	FIXED	6/1/2056	4.5000%	517,414	493,131
Fannie Mae Pool	FIXED	7/1/2030	4.6800%	960,000	958,573
Fannie Mae Pool	FIXED	7/1/2046	3.5000%	280,511	253,152
Fannie Mae Pool	FIXED	7/1/2047	3.5000%	551,451	496,355

Fannie Mae Pool	FIXED	7/1/2049	3.5000%	294,235	264,559
Fannie Mae Pool	FIXED	7/1/2052	4.0000%	1,811,825	1,670,170
Fannie Mae Pool	FIXED	7/1/2056	4.0000%	211,192	194,243
Fannie Mae Pool	FIXED	7/1/2056	4.0000%	927,072	852,676
Fannie Mae Pool	FIXED	8/1/2029	4.3700%	810,000	799,428
Fannie Mae Pool	FIXED	8/1/2046	4.0000%	239,687	226,590
Fannie Mae Pool	FIXED	8/1/2047	3.5000%	492,723	444,347
Fannie Mae Pool	FIXED	8/1/2048	4.5000%	246,476	235,827
Fannie Mae Pool	FIXED	8/1/2056	3.5000%	441,214	388,348
Fannie Mae Pool	FIXED	8/1/2056	5.0000%	1,000,617	979,899
Fannie Mae Pool	FIXED	8/1/2056	5.0000%	754,564	738,940
Fannie Mae Pool	FIXED	9/1/2029	4.0400%	810,000	787,626
Fannie Mae Pool	FIXED	9/1/2049	3.0000%	173,565	150,040
Fannie Mae Pool	FIXED	9/1/2049	3.5000%	218,141	196,334
Fannie Mae Pool	FIXED	9/1/2060	3.0000%	957,416	805,556
Fannie Mae Pool	FIXED	10/1/2027	3.0000%	27,442	27,155
Fannie Mae Pool	FIXED	10/1/2028	4.9200%	1,060,000	1,071,616
Fannie Mae Pool	FIXED	10/1/2028	5.3800%	920,000	944,816
Fannie Mae Pool	FIXED	10/1/2029	4.0800%	320,000	311,648
Fannie Mae Pool	FIXED	10/1/2029	5.2300%	610,000	624,513
Fannie Mae Pool	FIXED	10/1/2030	2.8500%	1,005,000	906,765
Fannie Mae Pool	FIXED	10/1/2047	4.0000%	663,543	617,324
Fannie Mae Pool	FIXED	10/1/2052	4.5000%	1,104,203	1,052,086
Fannie Mae Pool	FIXED	10/1/2052	5.0000%	2,446,214	2,388,377
Fannie Mae Pool	FIXED	11/1/2025	4.0000%	6,869	6,849
Fannie Mae Pool	FIXED	11/1/2028	1.3900%	500,000	442,965
Fannie Mae Pool	FIXED	11/1/2028	1.3900%	820,000	726,463
Fannie Mae Pool	FIXED	11/1/2029	3.8150%	670,000	644,804
Fannie Mae Pool	FIXED	11/1/2031	4.1400%	360,000	346,483
Fannie Mae Pool	FIXED	11/1/2040	4.0000%	284,435	271,000
Fannie Mae Pool	FIXED	11/1/2045	3.5000%	837,615	756,683
Fannie Mae Pool	FIXED	11/1/2046	3.5000%	377,071	340,234
Fannie Mae Pool	FIXED	11/1/2048	4.5000%	769,646	736,876

Fannie Mae Pool	FIXED	12/1/2028	5.1800%	280,000	284,785
Fannie Mae Pool	FIXED	12/1/2028	5.3300%	640,000	655,168
Fannie Mae Pool	FIXED	12/1/2029	4.3500%	210,000	206,931
Fannie Mae Pool	FIXED	12/1/2029	4.3500%	560,000	551,817
Fannie Mae Pool	FIXED	12/1/2031	3.5000%	384,376	372,274
Fannie Mae Pool	FIXED	12/1/2031	3.5000%	604,019	585,001
Fannie Mae Pool	FIXED	12/1/2049	3.0000%	398,566	344,420
Fannie Mae Pool	FIXED	12/1/2050	2.5000%	2,679,239	2,215,257
Fannie Mae Pool	FIXED	12/1/2050	2.5000%	3,867,073	3,197,382
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	1,694,009	1,343,394
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	3,071,836	2,433,664
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	345,017	272,549
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	620,283	488,346
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	775,598	612,731
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	795,079	625,968
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	821,292	651,310
Fannie Mae Pool	FIXED	12/1/2051	2.5000%	454,930	375,222
Fannie Mae Pool	FLOATING	3/1/2044	6.0740%	78,296	80,691
Fannie Mae Pool	FLOATING	4/1/2048	3.3830%	115,978	118,632
Fannie Mae Pool	FLOATING	5/1/2047	7.3530%	464,624	479,302
Fannie Mae Pool	FLOATING	5/1/2052	3.0660%	704,706	667,611
Fannie Mae Pool	FLOATING	6/1/2045	7.2010%	36,371	37,657
Fannie Mae Pool	FLOATING	6/1/2047	7.3750%	208,482	216,179
Fannie Mae Pool	FLOATING	6/1/2047	7.4520%	321,752	332,466
Fannie Mae Pool	FLOATING	6/1/2052	2.4690%	508,881	472,518
Fannie Mae Pool	FLOATING	6/1/2052	2.5560%	572,629	532,771
Fannie Mae Pool	FLOATING	6/1/2052	3.8030%	623,475	603,171
Fannie Mae Pool	FLOATING	6/1/2053	5.1520%	1,002,280	1,005,302
Fannie Mae Pool	FLOATING	7/1/2042	7.4660%	117,037	121,081
Fannie Mae Pool	FLOATING	7/1/2045	7.3990%	176,696	182,301
Fannie Mae Pool	FLOATING	7/1/2052	3.6180%	321,857	309,804
Fannie Mae Pool	FLOATING	7/1/2052	3.8760%	855,363	829,700
Fannie Mae Pool	FLOATING	8/1/2042	7.4150%	54,384	56,270

Fannie Mae Pool	FLOATING	8/1/2052	4.0930%	454,367	443,523
Fannie Mae Pool	FLOATING	8/1/2052	4.5170%	341,445	337,319
Fannie Mae Pool	FLOATING	9/1/2047	7.3700%	12,486	12,873
Fannie Mae Pool	FLOATING	9/1/2047	7.3700%	4,769	4,916
Fannie Mae Pool	FLOATING	9/1/2052	3.4810%	705,981	679,172
Fannie Mae Pool	FLOATING	10/1/2047	7.1000%	12,760	13,141
Fannie Mae Pool	FLOATING	10/1/2052	4.5670%	480,106	474,620
Fannie Mae Pool	FLOATING	11/1/2052	5.1020%	841,747	844,686
Fannie Mae Pool	FLOATING	12/1/2052	4.8310%	409,608	408,096
Fannie Mae Pool	FLOATING	12/1/2052	5.2520%	511,689	514,697
FN 4.28 MultiFam FWD FEB 2025	FIXED	2/1/2029	4.2800%	160,000	156,502
FN 4.28 MultiFam FWD FEB 2025	FIXED	2/1/2029	4.2800%	220,000	215,190
FN 4.34 MultiFam FWD JAN 2025	FIXED	1/1/2030	4.3400%	160,000	157,546
FN 4.34 MultiFam FWD JAN 2025	FIXED	1/1/2030	4.3400%	230,000	226,472
FN 4.62 MultiFam FWD JAN 2025	FIXED	1/1/2031	4.6200%	1,030,000	1,021,016
FN 4.63 MultiFam FWD JAN 2025	FIXED	1/1/2030	4.6300%	300,000	299,907
FN 4.86 MultiFam FWD JAN 2025	FIXED	1/1/2030	4.8600%	250,000	251,325
FN 4.86 MultiFam FWD JAN 2025	FIXED	1/1/2030	4.8600%	600,000	603,180
Freddie Mac Gold Pool	FIXED	1/1/2028	2.5000%	73,670	71,616
Freddie Mac Gold Pool	FIXED	1/1/2048	3.5000%	291,198	263,369
Freddie Mac Gold Pool	FIXED	1/1/2048	4.0000%	149,278	139,079
Freddie Mac Gold Pool	FIXED	2/1/2025	5.0000%	2,103	2,107
Freddie Mac Gold Pool	FIXED	2/1/2047	3.5000%	310,091	279,970
Freddie Mac Gold Pool	FIXED	3/1/2048	3.5000%	602,540	543,056
Freddie Mac Gold Pool	FIXED	4/1/2047	3.5000%	1,206,704	1,092,133
Freddie Mac Gold Pool	FIXED	5/1/2049	3.5000%	236,001	212,690
Freddie Mac Gold Pool	FIXED	5/1/2049	3.5000%	386,530	348,345
Freddie Mac Gold Pool	FIXED	6/1/2025	4.5000%	9,837	9,856
Freddie Mac Gold Pool	FIXED	6/1/2048	4.0000%	853,644	796,361
Freddie Mac Gold Pool	FIXED	7/1/2026	4.0000%	40,323	40,227
Freddie Mac Gold Pool	FIXED	8/1/2046	3.5000%	842,654	763,939
Freddie Mac Gold Pool	FIXED	8/1/2048	4.5000%	516,286	494,860
Freddie Mac Gold Pool	FIXED	9/1/2047	4.0000%	296,405	275,206

Freddie Mac Gold Pool	FIXED	9/1/2047	4.0000%	549,892	512,266
Freddie Mac Gold Pool	FIXED	10/1/2045	3.5000%	110,585	100,254
Freddie Mac Gold Pool	FIXED	10/1/2047	4.0000%	407,248	379,339
Freddie Mac Gold Pool	FIXED	11/1/2048	4.5000%	344,605	330,446
Freddie Mac Gold Pool	FIXED	11/1/2048	4.5000%	575,787	552,310
Freddie Mac Gold Pool	FIXED	12/1/2047	3.5000%	247,424	223,699
Freddie Mac Multifam Struct PT Cert	VARIABLE	1/25/2046	6.8923%	34,140	34,199
Freddie Mac Multifamily Structured PT Cert	FIXED	9/25/2028	4.8500%	1,100,000	1,108,736
Freddie Mac Multifamily Structured PT Cert	FIXED	10/25/2028	4.8600%	370,000	372,692
Freddie Mac Multifamily Structured PT Cert	VARIABLE	8/25/2028	4.7400%	375,000	376,372
Freddie Mac Multifamily Structured PT Certificates	VARIABLE	5/25/2051	1.2354%	860,660	827,303
Freddie Mac Non Gold Pool	FLOATING	5/1/2047	7.1650%	109,541	111,578
Freddie Mac Non Gold Pool	FLOATING	5/1/2047	7.2010%	190,521	196,055
Freddie Mac Non Gold Pool	FLOATING	6/1/2052	3.9260%	853,228	826,157
Freddie Mac Non Gold Pool	FLOATING	6/1/2052	4.2670%	576,368	563,860
Freddie Mac Non Gold Pool	FLOATING	7/1/2052	3.4450%	490,122	467,773
Freddie Mac Non Gold Pool	FLOATING	7/1/2052	4.2330%	618,829	604,491
Freddie Mac Non Gold Pool	FLOATING	8/1/2045	7.2810%	105,356	109,019
Freddie Mac Non Gold Pool	FLOATING	8/1/2045	7.3700%	142,322	148,841
Freddie Mac Non Gold Pool	FLOATING	8/1/2047	7.4150%	32,775	34,014
Freddie Mac Non Gold Pool	FLOATING	8/1/2048	3.4700%	73,297	73,940
Freddie Mac Non Gold Pool	FLOATING	8/1/2052	3.9990%	624,002	605,339
Freddie Mac Non Gold Pool	FLOATING	9/1/2046	7.1150%	38,321	39,695
Freddie Mac Non Gold Pool	FLOATING	9/1/2047	7.3370%	203,171	210,878
Freddie Mac Non Gold Pool	FLOATING	9/1/2052	4.0450%	1,028,953	999,648
Freddie Mac Non Gold Pool	FLOATING	9/1/2052	4.1480%	307,616	299,411
Freddie Mac Non Gold Pool	FLOATING	9/1/2052	4.6920%	310,617	307,370
Freddie Mac Non Gold Pool	FLOATING	10/1/2043	7.0010%	63,387	65,568
Freddie Mac Non Gold Pool	FLOATING	10/1/2052	4.2810%	426,180	416,514
Freddie Mac Non Gold Pool	FLOATING	11/1/2052	4.5590%	344,667	339,529
Freddie Mac Non Gold Pool	FLOATING	12/1/2052	4.8340%	501,370	498,059
Freddie Mac Pool	FIXED	1/1/2035	2.5000%	157,861	145,210
Freddie Mac Pool	FIXED	1/1/2035	2.5000%	227,844	209,585

Freddie Mac Pool	FIXED	1/1/2050	3.0000%	1,430,277	1,235,974
Freddie Mac Pool	FIXED	1/1/2052	2.0000%	6,571,508	5,206,833
Freddie Mac Pool	FIXED	2/1/2035	2.5000%	76,754	70,356
Freddie Mac Pool	FIXED	2/1/2052	2.5000%	1,470,006	1,215,300
Freddie Mac Pool	FIXED	3/1/2052	3.0000%	1,436,686	1,230,032
Freddie Mac Pool	FIXED	4/1/2050	3.0000%	652,693	565,964
Freddie Mac Pool	FIXED	8/1/2049	3.5000%	190,166	171,148
Freddie Mac Pool	FIXED	9/1/2049	3.0000%	123,014	106,404
Freddie Mac Pool	FIXED	9/1/2051	2.5000%	403,547	334,181
Freddie Mac Pool	FIXED	11/1/2049	3.0000%	2,496,156	2,158,341
Freddie Mac Pool	FIXED	11/1/2051	2.5000%	549,306	454,525
Freddie Mac Pool	FIXED	11/1/2051	2.5000%	904,680	746,299
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	1,004,453	793,443
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	586,636	464,766
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	693,936	548,157
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	833,796	656,382
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	997,392	785,168
Freddie Mac Pool	FIXED	12/1/2051	2.5000%	2,742,097	2,272,294
Freddie Mac Pool	FIXED	12/1/2051	2.5000%	531,104	438,079
GNMA	FIXED	5/20/2040	4.5000%	16,429	16,437
GNMA	FLOATING	10/20/2065	5.4165%	563,492	563,116
GNMA	FLOATING	12/20/2066	5.7665%	1,038,463	1,042,526
Government National Mortgage Association	FLOATING	1/20/2069	5.4865%	815,501	820,140
Petroleos Mexicanos	FIXED	4/15/2025	2.3780%	50,000	98,960
Rimon LLC	FIXED	6/25/2026	2.6230%	234,963	230,340
SBA Small Business Investment Cos	FIXED	3/10/2025	2.5170%	73,731	73,984
SBA Small Business Investment Cos	FIXED	3/10/2026	2.5070%	718,399	707,505
SBA Small Business Investment Cos	FIXED	3/10/2029	3.1130%	459,773	443,074
SBA Small Business Investment Cos	FIXED	3/10/2030	2.0780%	972,012	884,939
SBA Small Business Investment Cos	FIXED	3/10/2031	1.6670%	683,946	599,858
SBA Small Business Investment Cos	FIXED	3/10/2032	2.9380%	2,392,548	2,231,630
SBA Small Business Investment Cos	FIXED	3/10/2033	5.1680%	2,080,593	2,132,372
SBA Small Business Investment Cos	FIXED	9/10/2025	2.8290%	162,460	161,807

SBA Small Business Investment Cos	FIXED	9/10/2027	2.5180%	255,688	246,295
SBA Small Business Investment Cos	FIXED	9/10/2028	3.5480%	411,809	402,251
SBA Small Business Investment Cos	FIXED	9/10/2031	1.3040%	1,262,338	1,087,984
SBA Small Business Investment Cos	FIXED	9/10/2033	5.6880%	3,040,277	3,158,032
Seasoned Credit Risk Transfer Trust	FIXED	9/25/2060	2.5000%	416,608	377,253
Seasoned Credit Risk Transfer Trust 2017-4	STEP	6/25/2057	3.2500%	9,895	8,799
Seasoned Credit Risk Transfer Trust Series 2018-2	FIXED	11/25/2057	3.5000%	117,234	112,536
Seasoned Credit Risk Transfer Trust Series 2018-3	VARIABLE	8/25/2057	3.5000%	96,767	92,553
Seasoned Credit Risk Transfer Trust Series 2019-1	FIXED	7/25/2058	4.0000%	406,445	374,372
Seasoned Credit Risk Transfer Trust Series 2019-2	FIXED	8/25/2058	4.0000%	481,321	443,546
Seasoned Credit Risk Transfer Trust Series 2019-3	FIXED	10/25/2058	4.0000%	292,099	271,367
Seasoned Credit Risk Transfer Trust Series 2020-2	FIXED	11/25/2059	2.0000%	989,320	772,828
Seasoned Credit Risk Transfer Trust Series 2020-2	FIXED	11/25/2059	2.5000%	434,401	379,001
Seasoned Credit Risk Transfer Trust Series 2020-3	FIXED	5/25/2060	2.5000%	189,686	164,672
Seasoned Credit Risk Transfer Trust Series 2020-3	FIXED	5/25/2060	2.5000%	210,068	191,155
Seasoned Credit Risk Transfer Trust Series 2022-1	FIXED	11/25/2061	3.2500%	1,235,189	1,054,089
United States Int Dev Finance Corp	ZERO COUPON	10/22/2025	—%	615,000	696,237
United States Small Business Administration	FIXED	1/1/2048	4.9100%	768,117	770,529
United States Small Business Administration	FIXED	1/1/2049	5.0500%	808,070	825,328
United States Small Business Administration	FIXED	2/1/2030	4.1400%	99,457	198,489
United States Small Business Administration	FIXED	2/1/2048	4.6100%	4,090,935	4,038,253
United States Small Business Administration	FIXED	3/1/2048	4.9300%	1,729,856	1,696,611
United States Small Business Administration	FIXED	4/1/2049	5.3800%	691,589	699,261
United States Small Business Administration	FIXED	6/1/2037	2.8100%	242,314	214,170
United States Small Business Administration	FIXED	6/1/2038	3.6000%	288,024	268,755
United States Small Business Administration	FIXED	6/1/2047	4.0100%	1,847,636	1,724,304
United States Small Business Administration	FIXED	6/1/2048	4.9300%	617,011	603,620
United States Small Business Administration	FIXED	7/1/2037	2.9800%	191,875	177,295
United States Small Business Administration	FIXED	7/1/2038	3.5400%	428,043	405,733
United States Small Business Administration	FIXED	8/1/2047	3.8000%	422,439	393,732
United States Small Business Administration	FIXED	9/1/2049	4.4500%	370,000	359,094
United States Small Business Administration	FIXED	11/1/2032	2.0900%	119,121	109,010
United States Small Business Administration	FIXED	11/1/2047	5.1300%	749,786	743,898

United States Small Business Administration	FIXED	12/1/2047	4.7100%	1,247,066	1,199,460
United States Small Business Administration	FIXED	12/1/2048	5.2800%	1,707,998	1,700,071
United States Treasury Note/Bond	FIXED	1/15/2027	4.0000%	1,465,000	1,484,746
United States Treasury Note/Bond	FIXED	2/15/2027	4.1250%	6,155,000	6,233,592
United States Treasury Note/Bond	FIXED	2/28/2029	4.2500%	1,395,000	1,408,442
United States Treasury Note/Bond	FIXED	3/15/2027	4.2500%	1,665,000	1,685,525
United States Treasury Note/Bond	FIXED	3/31/2029	4.1250%	1,340,000	1,340,775
United States Treasury Note/Bond	FIXED	4/15/2027	4.5000%	530,000	537,719
United States Treasury Note/Bond	FIXED	5/15/2027	4.5000%	310,000	313,325
United States Treasury Note/Bond	FIXED	6/15/2027	4.6250%	170,000	171,775
United States Treasury Note/Bond	FIXED	8/31/2026	3.7500%	1,230,000	1,235,870
United States Treasury Note/Bond	FIXED	8/31/2026	3.7500%	1,555,000	1,562,422
United States Treasury Note/Bond	FIXED	8/31/2029	3.6250%	3,975,000	3,897,257
United States Treasury Note/Bond	FIXED	9/30/2026	3.5000%	1,225,000	1,220,451
United States Treasury Note/Bond	FIXED	9/30/2026	3.5000%	925,000	921,565
United States Treasury Note/Bond	FIXED	10/31/2026	4.1250%	2,430,000	2,441,378
United States Treasury Note/Bond	FIXED	10/31/2029	4.0000%	1,650,000	1,633,331
United States Treasury Note/Bond	FIXED	10/31/2029	4.1250%	650,000	647,000
United States Treasury Note/Bond	FIXED	11/15/2027	4.1250%	4,445,000	4,448,666
United States Treasury Note/Bond	FIXED	11/15/2034	4.2500%	3,740,000	3,663,880
United States Treasury Note/Bond	FIXED	11/30/2031	4.1250%	7,295,000	7,165,444
United States Treasury Note/Bond	FIXED	12/15/2027	4.0000%	2,550,000	2,534,793
TOTAL U.S. GOVERNMENT SECURITIES					$194,360,110

CORPORATE DEBT INSTRUMENTS - PREFERRED
Advocate Health & Hospitals Corp	FIXED	8/15/2028	3.8290%	$325,000	$318,924
Alabama Federal Aid Highway Finance Authority	FIXED	9/1/2032	2.1560%	445,000	372,410
American Express Co	VARIABLE	2/16/2028	5.0980%	120,000	122,993
American Express Co	VARIABLE	7/26/2028	5.0430%	80,000	82,147
American Express Co	VARIABLE	7/27/2029	5.2820%	190,000	196,385
American Express Co	VARIABLE	7/28/2027	5.3890%	480,000	496,282
American Express Co	VARIABLE	10/30/2026	6.3380%	100,000	102,312
American Express Co	VARIABLE	10/30/2031	6.4890%	50,000	54,010
Ascension Health	FIXED	11/15/2029	2.5320%	672,000	606,019

	Bank of America Corp	VARIABLE	4/22/2032	2.6870%	270,000	233,579
	Bank of America Corp	VARIABLE	4/24/2028	3.7050%	210,000	205,973
	Bank of America Corp	VARIABLE	4/27/2028	4.3760%	240,000	239,296
	Bank of America Corp	VARIABLE	6/14/2029	2.0870%	600,000	545,021
	Bank of America Corp	VARIABLE	7/21/2028	3.5930%	330,000	324,686
	Bank of America Corp	VARIABLE	7/22/2027	1.7340%	390,000	374,818
	Bank of America Corp	VARIABLE	9/15/2027	5.9330%	210,000	217,452
	Bank of America Corp	VARIABLE	10/24/2026	1.1970%	200,000	194,747
	Bank of America Corp	VARIABLE	12/20/2028	3.4190%	330,000	316,617
	Bank of Montreal	FIXED	2/1/2028	5.2030%	60,000	61,762
	Bank of Montreal	VARIABLE	9/10/2027	4.5670%	210,000	212,299
	Bank of Montreal	VARIABLE	9/10/2030	4.6400%	280,000	278,629
*	Bank of New York Mellon Corp	VARIABLE	7/21/2028	4.8900%	210,000	215,361
*	Bank of New York Mellon Corp	VARIABLE	7/24/2026	4.4140%	130,000	132,152
*	Bank of New York Mellon Corp	VARIABLE	7/26/2030	4.5960%	330,000	332,582
	Bank of Nova Scotia/The	FIXED	2/1/2030	4.8500%	50,000	50,646
	Bank of Nova Scotia/The	VARIABLE	9/8/2028	4.4040%	160,000	160,517
	BHP Billiton Finance USA Ltd	FIXED	9/8/2028	5.1000%	70,000	71,703
	BMW US Capital LLC	FIXED	8/13/2027	4.6000%	250,000	253,124
	BMW US Capital LLC	FIXED	8/13/2029	4.6500%	170,000	169,874
	BMW US Capital LLC	FIXED	8/14/2028	3.9500%	110,000	107,792
	Boerne Independent School District	FIXED	2/1/2025	0.7860%	475,000	475,211
	BPCE SA	FIXED	7/19/2027	4.7500%	370,000	376,154
	Campbell Union High School District	FIXED	8/1/2031	1.7120%	650,000	544,865
	Cedars-Sinai Health System	FIXED	8/15/2031	2.2880%	550,000	467,149
	CenterPoint Energy Houston Electric LLC	FIXED	9/1/2026	2.4000%	110,000	106,941
	CenterPoint Energy Houston Electric LLC	FIXED	10/1/2028	5.2000%	140,000	143,526
	Charles Schwab Corp	VARIABLE	5/19/2029	5.6430%	180,000	184,844
	Charles Schwab Corp/The	FIXED	8/24/2026	5.8750%	330,000	342,527
	Charles Schwab Corp/The	VARIABLE	11/17/2029	6.1960%	190,000	199,448
	CHRISTUS Health	FIXED	7/1/2028	4.3410%	400,000	400,256
	City & County of Honolulu HI	FIXED	9/1/2031	3.8030%	450,000	431,463
	City of Chesapeake VA	FIXED	8/1/2025	1.6990%	195,000	193,533

Cleveland Clinic Health System	FIXED	1/1/2031	2.7850%	790,000	718,153
Commonwealth of Massachusetts	FIXED	7/15/2031	4.1100%	297,008	295,784
Connecticut Light and Power Co/The	FIXED	8/15/2034	4.9500%	40,000	39,773
Consumers 2023 Securitization Funding LLC	FIXED	9/1/2030	5.2100%	460,000	472,583
Consumers Energy Co	FIXED	1/15/2030	4.7000%	120,000	121,453
Corebridge Global Funding	FIXED	1/12/2029	5.2000%	320,000	329,552
Corebridge Global Funding	FIXED	8/20/2027	4.6500%	70,000	70,914
Corebridge Global Funding	FIXED	9/19/2028	5.9000%	120,000	125,373
Corebridge Global Funding	FIXED	9/19/2028	5.9000%	200,000	208,955
County of Bexar TX	FIXED	6/15/2031	2.0210%	390,000	331,913
Dominion Energy South Carolina Inc	FIXED	12/1/2031	2.3000%	250,000	209,902
DTE Electric Co	FIXED	4/1/2028	1.9000%	120,000	110,458
DTE Electric Securitization Funding II LLC	FIXED	3/1/2032	5.9700%	377,487	397,423
Duke Energy Carolinas LLC	FIXED	4/15/2031	2.5500%	370,000	322,663
Duke Energy Florida LLC	FIXED	12/15/2031	2.4000%	410,000	346,641
East Ohio Gas Co/The	FIXED	6/15/2025	1.3000%	240,000	236,017
Evergy Metro Inc	FIXED	6/1/2030	2.2500%	280,000	243,188
Goldman Sachs Group Inc	VARIABLE	7/23/2030	5.0490%	130,000	132,218
Goldman Sachs Group Inc/The	VARIABLE	2/24/2028	2.6400%	140,000	134,843
Goldman Sachs Group Inc/The	VARIABLE	2/24/2028	2.6400%	300,000	288,949
Goldman Sachs Group Inc/The	VARIABLE	8/10/2026	5.7980%	220,000	226,213
Goldman Sachs Group Inc/The	VARIABLE	8/23/2028	4.4820%	390,000	391,684
Goldman Sachs Group Inc/The	VARIABLE	9/10/2027	1.5420%	450,000	427,691
Goldman Sachs Group Inc/The	VARIABLE	9/10/2027	1.5420%	780,000	741,331
Goldman Sachs Group Inc/The	VARIABLE	10/21/2027	1.9480%	430,000	409,590
Indiana University	FIXED	6/1/2027	2.0300%	750,000	710,686
Johns Hopkins Health System Corp/The	FIXED	1/1/2030	2.4200%	260,000	233,528
JPMorgan Chase & Co	VARIABLE	1/23/2028	5.0400%	220,000	225,666
JPMorgan Chase & Co	VARIABLE	2/24/2028	2.9470%	550,000	534,870
JPMorgan Chase & Co	VARIABLE	4/22/2028	5.5710%	370,000	380,269
JPMorgan Chase & Co	VARIABLE	4/26/2028	4.3230%	50,000	49,787
JPMorgan Chase & Co	VARIABLE	6/1/2028	2.1820%	350,000	329,407
JPMorgan Chase & Co	VARIABLE	6/1/2028	2.1820%	380,000	357,642

JPMorgan Chase & Co	VARIABLE	6/14/2030	4.5650%	120,000	117,918
JPMorgan Chase & Co	VARIABLE	7/22/2028	4.9790%	110,000	112,787
JPMorgan Chase & Co	VARIABLE	7/22/2030	4.9950%	460,000	468,345
JPMorgan Chase & Co	VARIABLE	7/23/2029	4.2030%	120,000	119,023
JPMorgan Chase & Co	VARIABLE	7/25/2028	4.8510%	40,000	40,838
JPMorgan Chase & Co	VARIABLE	10/22/2027	6.0700%	180,000	186,277
JPMorgan Chase & Co	VARIABLE	11/19/2026	1.0450%	253,000	245,154
JPMorgan Chase & Co	VARIABLE	12/5/2029	4.4520%	310,000	304,727
Louisiana Local Govt Env Fac. & Comm Dev Auth	FIXED	2/1/2027	3.6150%	404,213	405,499
Louisiana Local Govt Env Fac. & Comm Dev Auth	FIXED	2/1/2031	4.1450%	600,000	593,053
Louisiana Local Govt Env Fac. & Comm Dev Auth	FIXED	6/1/2031	5.0810%	383,792	387,398
Massachusetts School Building Authority	FIXED	8/15/2030	1.7530%	285,000	251,448
MassMutual Global Funding II	FIXED	6/14/2028	5.0500%	200,000	202,052
Mercedes-Benz Finance North America LLC	FIXED	1/11/2029	4.8500%	150,000	152,295
Mercedes-Benz Finance North America LLC	FIXED	8/1/2027	4.7500%	250,000	254,547
Mercedes-Benz Finance North America LLC	FIXED	8/3/2028	5.1000%	150,000	153,251
Metropolitan Life Global Funding I	FIXED	3/21/2029	3.3000%	170,000	160,887
Metropolitan Life Global Funding I	FIXED	6/30/2027	4.4000%	150,000	149,106
Morgan Stanley	VARIABLE	1/16/2030	5.1730%	180,000	184,564
Morgan Stanley	VARIABLE	1/21/2028	2.4750%	100,000	96,388
Morgan Stanley	VARIABLE	1/21/2028	2.4750%	370,000	356,635
Morgan Stanley	VARIABLE	4/13/2028	5.6520%	80,000	82,339
Morgan Stanley	VARIABLE	4/20/2028	4.2100%	310,000	308,085
Morgan Stanley	VARIABLE	5/4/2027	1.5930%	110,000	105,723
Morgan Stanley	VARIABLE	7/17/2026	4.6790%	220,000	224,461
Morgan Stanley	VARIABLE	7/19/2030	5.0420%	130,000	132,486
Morgan Stanley	VARIABLE	7/20/2029	5.4490%	110,000	113,900
Morgan Stanley Bank NA	VARIABLE	1/14/2028	4.9520%	310,000	317,540
Morgan Stanley Bank NA	VARIABLE	7/14/2028	4.9680%	250,000	256,375
Mutual of Omaha Cos Global Funding	FIXED	4/9/2027	5.3500%	235,000	239,691
Mutual of Omaha Cos Global Funding	FIXED	7/27/2026	5.8000%	140,000	145,274
Mutual of Omaha Cos Global Funding	FIXED	10/15/2029	4.7500%	110,000	109,401
Mutual of Omaha Cos Global Funding	FIXED	12/12/2028	5.4500%	100,000	101,343

Mutual of Omaha Cos Global Funding	FIXED	12/12/2028	5.4500%	300,000	304,029
New York City Transitional Finance Authority	FIXED	11/1/2028	4.5740%	600,000	602,630
New York Hospital for Special Surgery	FIXED	4/1/2028	3.7370%	80,000	77,809
New York Life Global Funding	FIXED	6/13/2028	4.9000%	400,000	402,784
North Dakota Public Finance Authority	FIXED	12/1/2030	4.0500%	250,000	243,266
Northern States Power Co/MN	FIXED	4/1/2031	2.2500%	80,000	68,629
Northwestern Mutual Global Funding	FIXED	4/4/2029	3.3000%	220,000	207,076
NTT Finance Corp	FIXED	4/3/2026	1.1620%	200,000	192,068
NTT Finance Corp	FIXED	7/2/2027	5.1040%	200,000	206,819
NTT Finance Corp	FIXED	7/2/2029	5.1100%	310,000	320,196
OhioHealth Corp	FIXED	11/15/2031	2.2970%	560,000	471,084
Ohlone Community College District	FIXED	8/1/2029	2.3370%	475,000	434,676
Oklahoma Development Finance Authority	FIXED	2/1/2032	4.2850%	74,369	73,678
Oklahoma Development Finance Authority	FIXED	5/1/2032	3.8770%	372,244	358,007
Oklahoma Development Finance Authority	FIXED	12/1/2033	4.1350%	236,797	229,991
Orlando Health Obligated Group	FIXED	10/1/2028	3.7770%	345,000	333,711
Pacific Life Global Funding II	FIXED	1/11/2029	4.9000%	420,000	430,070
PacifiCorp	FIXED	7/1/2025	3.3500%	250,000	252,275
Principal Life Global Funding II	FIXED	1/25/2029	5.1000%	290,000	297,042
Principal Life Global Funding II	FIXED	8/19/2027	4.6000%	310,000	314,307
Protective Life Global Funding	FIXED	1/12/2027	4.9920%	260,000	267,205
Protective Life Global Funding	FIXED	7/6/2027	4.7140%	150,000	153,211
Protective Life Global Funding	FIXED	9/13/2027	4.3350%	150,000	150,531
Puget Sound Energy Inc	FIXED	6/15/2034	5.3300%	220,000	219,217
Rochester Gas and Electric Corp	FIXED	6/1/2027	3.1000%	200,000	191,817
Rochester Gas and Electric Corp	FIXED	6/1/2027	3.1000%	360,000	345,271
Royal Bank of Canada	FIXED	5/4/2027	3.6250%	110,000	108,110
Royal Bank of Canada	VARIABLE	7/23/2027	5.0690%	100,000	102,678
Royal Bank of Canada	VARIABLE	8/2/2030	4.9690%	250,000	253,199
Royal Bank of Canada	VARIABLE	10/18/2028	4.5220%	140,000	140,107
Royal Bank of Canada	VARIABLE	10/18/2030	4.6500%	280,000	276,842
San Diego Community College District	FIXED	8/1/2033	2.3830%	800,000	669,271
SF City & Cty Public UTL Commission Wastewater Re	FIXED	10/1/2027	4.6550%	425,000	430,643

Spire Missouri Inc	FIXED	8/15/2034	5.1500%	50,000	50,612
Stanford Health Care	FIXED	8/15/2030	3.3100%	325,000	303,223
State of Hawaii	FIXED	8/1/2029	1.8920%	685,000	614,968
State of Mississippi	FIXED	10/1/2033	2.2870%	300,000	248,129
State of Oregon	FIXED	6/1/2027	5.8920%	315,182	324,593
State of Texas	FIXED	4/1/2033	4.6310%	500,000	495,879
State Street Corp	VARIABLE	2/6/2026	1.7460%	260,000	260,979
State Street Corp	VARIABLE	2/7/2028	2.2030%	240,000	230,183
State Street Corp	VARIABLE	2/7/2033	2.6230%	110,000	94,577
State Street Corp	VARIABLE	2/20/2029	4.5300%	180,000	180,934
Sutter Health	FIXED	8/15/2025	1.3210%	185,000	181,844
Texas Natural Gas Securitization Finance Corp	FIXED	4/1/2035	5.1020%	792,504	804,277
Toronto-Dominion Bank/The	FIXED	1/10/2028	5.1560%	330,000	339,624
Toronto-Dominion Bank/The	FIXED	4/5/2027	4.9800%	180,000	182,763
Toyota Motor Credit Corp	FIXED	3/21/2031	5.1000%	100,000	101,724
Trinity Health	FIXED	12/1/2034	3.0840%	620,000	537,230
TSMC Global Ltd	FIXED	4/23/2026	1.2500%	200,000	191,606
Union Electric Co	FIXED	3/15/2030	2.9500%	700,000	643,318
Union Electric Co	FIXED	6/15/2027	2.9500%	270,000	259,792
US Bancorp	VARIABLE	1/23/2030	5.3840%	160,000	165,168
US Bancorp	VARIABLE	1/27/2028	2.2150%	390,000	373,434
US Bancorp	VARIABLE	7/22/2028	4.5480%	460,000	465,428
US Bancorp	VARIABLE	7/23/2030	5.1000%	150,000	153,259
US Bancorp	VARIABLE	10/21/2033	5.8500%	40,000	41,352
Virginia Power Fuel Securitization LLC	FIXED	5/1/2031	4.8770%	485,000	488,550
Wells Fargo & Co	VARIABLE	1/23/2030	5.1980%	130,000	133,255
Wells Fargo & Co	VARIABLE	1/23/2030	5.1980%	200,000	205,007
Wells Fargo & Co	VARIABLE	3/2/2033	3.3500%	460,000	408,443
Wells Fargo & Co	VARIABLE	3/24/2028	3.5260%	440,000	430,875
Wells Fargo & Co	VARIABLE	3/24/2028	3.5260%	700,000	685,482
Wells Fargo & Co	VARIABLE	4/25/2026	3.9080%	330,000	331,354
Wells Fargo & Co	VARIABLE	7/25/2028	4.8080%	330,000	335,688
Wells Fargo & Co	VARIABLE	7/25/2029	5.5740%	140,000	145,542

Wells Fargo & Co	VARIABLE	8/15/2026	4.5400%	200,000	203,026
TOTAL CORPORATE DEBT INSTRUMENTS - PREFERRED					$47,890,325

CORPORATE DEBT INSTRUMENTS - ALL OTHER
Agilent Technologies Inc	FIXED	9/9/2027	4.2000%	$190,000	$190,191
Agree LP	FIXED	6/15/2028	2.0000%	150,000	135,991
Albemarle Corp	FIXED	6/1/2027	4.6500%	230,000	228,946
Albemarle Corp	FIXED	6/1/2027	4.6500%	240,000	238,900
Alexandria Real Estate Equities Inc	FIXED	1/15/2026	4.3000%	70,000	71,035
Alexandria Real Estate Equities Inc	FIXED	1/15/2027	3.9500%	150,000	150,181
Alliant Energy Finance LLC	FIXED	6/6/2027	5.4000%	200,000	202,059
Ally Auto Receivables Trust 2024-1	FIXED	12/15/2028	5.0800%	435,000	439,051
Ally Auto Receivables Trust 2024-2	FIXED	7/16/2029	4.1400%	265,000	263,619
Ameren Corp	FIXED	12/1/2026	5.7000%	120,000	122,516
American Express Credit Account Master Trust	FIXED	4/15/2029	5.2300%	930,000	946,292
American Honda Finance Corp	FIXED	7/9/2027	4.9000%	150,000	154,009
American Honda Finance Corp	FIXED	9/5/2029	4.4000%	230,000	226,882
American Honda Finance Corp	FIXED	10/22/2027	4.4500%	60,000	60,068
Americredit Automobile Receivables Trust 2023-1	FIXED	11/18/2027	5.6200%	500,000	504,716
AmeriCredit Automobile Receivables Trust 2024-1	FIXED	1/18/2029	5.4300%	120,000	121,502
AMEX Credit Account Master Trust 2023-1	FIXED	5/15/2028	4.8700%	345,000	347,566
AMEX Credit Account Master Trust 2024-3	FIXED	7/15/2029	4.6500%	615,000	617,482
AMEX Credit Acct Mstr Tr	FIXED	9/15/2028	5.2300%	365,000	370,493
Amgen Inc	FIXED	3/2/2028	5.1500%	180,000	184,360
Anglo American Capital PLC	FIXED	3/17/2028	2.2500%	200,000	184,223
Anglo American Capital PLC	FIXED	4/10/2027	4.7500%	200,000	200,470
Anglo American Capital PLC	FIXED	9/10/2030	2.6250%	350,000	306,321
Aon Corp / Aon Global Holdings PLC	FIXED	3/1/2029	5.1500%	220,000	224,482
ARI Fleet Lease Trust 2023-A	FIXED	2/17/2032	5.4100%	219,394	220,686
ARI Fleet Lease Trust 2024-B	FIXED	4/15/2033	5.5400%	240,000	242,571
AT&T Inc	FIXED	2/1/2028	1.6500%	680,000	622,983
AT&T Inc	FIXED	2/1/2032	2.2500%	430,000	359,670
AT&T Inc	FIXED	5/15/2035	4.5000%	340,000	316,454
AT&T Inc	FIXED	6/1/2027	2.3000%	90,000	85,104

BA Credit Card Trust	FIXED	5/15/2028	4.7900%	230,000	231,496
BA Credit Card Trust	FIXED	5/15/2029	4.9300%	545,000	551,408
BA Credit Card Trust	FIXED	5/15/2029	4.9300%	600,000	607,055
BAE Systems Holdings Inc	FIXED	12/15/2025	3.8500%	410,000	406,911
BAE Systems PLC	FIXED	2/15/2031	1.9000%	290,000	242,001
BAE Systems PLC	FIXED	3/26/2027	5.0000%	200,000	203,511
BAE Systems PLC	FIXED	3/26/2029	5.1250%	610,000	619,500
BANK 2017-BNK5	FIXED	6/15/2060	3.1310%	719,993	693,462
BANK 2017-BNK6	FIXED	7/15/2060	3.2540%	444,752	428,755
BANK 2017-BNK6	FIXED	7/15/2060	3.5180%	680,000	657,531
BANK 2017-BNK8	FIXED	11/15/2050	3.2290%	368,949	355,405
BANK 2018-BNK11	FIXED	3/15/2061	3.7840%	876,888	847,013
Bank of America Auto Trust 2023-2	FIXED	6/15/2028	5.7400%	865,000	880,012
Bank of America Commercial Mtg Trust 2017-BNK3	FIXED	2/15/2050	3.3110%	524,468	510,693
Baxter International Inc	FIXED	2/1/2027	1.9150%	520,000	494,260
Baxter International Inc	FIXED	4/1/2030	3.9500%	105,000	100,250
Bayer US Finance II LLC	FIXED	12/15/2025	4.2500%	210,000	208,984
Bayer US Finance II LLC	FIXED	12/15/2028	4.3750%	350,000	337,236
Becton Dickinson & Co	FIXED	2/13/2028	4.6930%	220,000	222,889
Black Hills Corp	FIXED	1/15/2026	3.9500%	460,000	463,597
Black Hills Corp	FIXED	1/15/2027	3.1500%	140,000	137,142
BMP 2024-MF23	FLOATING	6/15/2041	5.7690%	230,000	231,481
BMP 2024-MF23	FLOATING	6/15/2041	5.7690%	405,000	407,609
BMW Vehicle Lease Trust	FIXED	10/25/2027	4.1800%	480,000	476,505
BMW Vehicle Owner Trust 2024-A	FIXED	2/26/2029	5.1800%	375,000	379,726
BNP Paribas SA	FIXED	8/14/2028	4.4000%	380,000	375,599
BNP Paribas SA	VARIABLE	9/30/2028	1.9040%	250,000	230,382
BNP Paribas Sec Corp	VARIABLE	6/30/2027	1.6750%	350,000	333,302
BOCA Commercial Mortgage Trust 2024-BOCA	FLOATING	8/15/2041	6.3178%	250,000	503,678
Boeing Co/The	FIXED	2/1/2027	2.7000%	450,000	433,973
Boeing Co/The	FIXED	2/4/2026	2.1960%	20,000	19,574
Boeing Co/The	FIXED	2/4/2026	2.1960%	70,000	68,510
Boeing Co/The	FIXED	5/1/2027	5.0400%	15,000	15,162

Boeing Co/The	FIXED	5/1/2030	5.1500%	230,000	228,662
BofA Auto Trust 2024-1	FIXED	11/15/2028	5.3500%	335,000	339,920
BPR Trust 2022-OANA	FLOATING	4/15/2037	6.2951%	570,000	573,832
BPR Trust 2022-OANA	FLOATING	4/15/2037	6.2951%	775,000	780,210
Brazos Education Loan Authority	FLOATING	1/25/2072	5.1532%	385,814	384,230
Brazos Education Loan Authority Inc	FLOATING	11/25/2071	5.0332%	740,627	735,727
Broadcom Inc	FIXED	2/15/2028	4.1500%	140,000	139,106
Broadcom Inc	FIXED	2/15/2030	4.3500%	210,000	206,591
BX Commercial Mortgage Trust 2021-VOLT	FLOATING	9/15/2036	5.2116%	655,000	655,384
BX Commercial Mortgage Trust 2022-AHP	FLOATING	1/17/2039	5.3871%	535,000	534,857
BX Commercial Mortgage Trust 2022-PSB	FLOATING	8/15/2039	6.8481%	408,759	411,993
BX Commercial Mortgage Trust 2024-AIRC	FLOATING	8/15/2039	6.0883%	210,000	212,049
BX Commercial Mortgage Trust 2024-AIRC	FLOATING	8/15/2039	6.0883%	525,000	530,124
BX Commercial Mortgage Trust 2024-GPA2	FLOATING	11/15/2041	5.9394%	405,000	407,781
BX Commercial Mortgage Trust 2024-GPA3	FLOATING	12/15/2039	5.7998%	195,000	195,500
BX Commercial Mortgage Trust 2024-GPA3	FLOATING	12/15/2039	5.7998%	280,000	280,718
BX Commercial Mortgage Trust 2024-XL5	FLOATING	3/15/2041	5.7887%	158,312	159,388
BX Commercial Mortgage Trust 2024-XL5	FLOATING	3/15/2041	5.7887%	434,227	437,178
BX Trust 2021-BXMF	FLOATING	10/15/2026	5.1474%	202,006	201,614
BX Trust 2021-RISE	FLOATING	11/15/2036	5.2590%	207,106	206,714
BX Trust 2021-RISE	FLOATING	11/15/2036	5.2590%	338,132	337,492
BX Trust 2022-IND	FLOATING	4/15/2037	5.8881%	712,360	715,231
BX Trust 2024-BIO	FLOATING	2/15/2041	6.0391%	580,000	582,198
BX Trust 2024-VLT4	FLOATING	7/15/2029	5.8885%	145,000	145,992
BX Trust 2024-VLT4	FLOATING	7/15/2029	5.8885%	190,000	191,300
Canadian Natural Resources Ltd	FIXED	6/1/2027	3.8500%	240,000	235,662
Canadian Pacific Railway Co	FIXED	2/1/2026	3.7000%	270,000	270,507
Canadian Pacific Railway Co	FIXED	6/1/2028	4.0000%	190,000	185,618
Capital One Financial Corp	VARIABLE	2/1/2029	5.4680%	120,000	123,558
Capital One Financial Corp	VARIABLE	3/1/2030	3.2730%	140,000	130,969
Capital One Financial Corp	VARIABLE	3/3/2026	2.6360%	240,000	241,061
Capital One Financial Corp	VARIABLE	5/10/2028	4.9270%	100,000	100,369
Capital One Financial Corp	VARIABLE	5/10/2028	4.9270%	120,000	120,442

Capital One Financial Corp	VARIABLE	11/2/2027	1.8780%	100,000	94,785
Capital One Prime Auto Receivables Trust 2023-2	FIXED	6/15/2028	5.8200%	225,000	229,602
Carmax Auto Owner Trust 2023-3	FIXED	5/15/2028	5.2800%	355,000	358,835
CarMax Auto Owner Trust 2023-4	FIXED	7/17/2028	6.0000%	520,000	530,714
CarMax Auto Owner Trust 2024-1	FIXED	10/16/2028	4.9200%	760,000	765,802
Carmax Auto Owner Trust 2024-3	FIXED	7/16/2029	4.8900%	255,000	256,953
CGMS Commercial Mortgage Trust 2017-B1	FIXED	8/15/2050	3.1970%	1,093,441	1,050,676
Chase Auto Owner Trust 2024-2A	FIXED	6/25/2029	5.5200%	255,000	259,144
Chase Auto Owner Trust 2024-3	FIXED	7/25/2029	5.2200%	255,000	257,931
Chase Auto Owner Trust 2024-4	FIXED	7/25/2029	4.9400%	370,000	372,177
Citigroup Commercial Mortgage Trust 2015-GC31	FIXED	6/10/2048	3.7620%	360,000	358,253
Citigroup Commercial Mortgage Trust 2016-P6	FIXED	12/10/2049	3.4580%	425,668	416,692
Citigroup Commercial Mortgage Trust 2018-B2	FIXED	3/10/2051	4.0090%	450,000	438,201
Citigroup Inc	VARIABLE	2/24/2028	3.0700%	220,000	213,926
Citigroup Inc	VARIABLE	2/24/2028	3.0700%	360,000	350,061
Citigroup Inc	VARIABLE	3/17/2033	3.7850%	90,000	81,806
Citigroup Inc	VARIABLE	4/8/2026	3.1060%	80,000	80,189
Citigroup Inc	VARIABLE	5/24/2028	4.6580%	60,000	59,904
Citigroup Inc	VARIABLE	6/9/2027	1.4620%	240,000	228,721
Citigroup Inc	VARIABLE	7/24/2028	3.6680%	440,000	433,234
Citigroup Inc	VARIABLE	7/24/2028	3.6680%	730,000	718,774
Citigroup Inc	VARIABLE	10/27/2028	3.5200%	400,000	387,446
Citizens Auto Receivables Trust 2024-1	FIXED	4/17/2028	5.1100%	540,000	544,846
Citizens Auto Receivables Trust 2024-2	FIXED	8/15/2028	5.3300%	470,000	476,215
Citizens Bank NA/Providence RI	VARIABLE	8/9/2028	4.5750%	500,000	504,414
CNH Equipment Trust 2024-C	FIXED	1/15/2030	4.0300%	345,000	340,727
CNH Industrial Capital LLC	FIXED	4/20/2029	5.1000%	310,000	313,161
CNH Industrial Capital LLC	FIXED	5/23/2025	3.9500%	180,000	180,125
CNH Industrial Capital LLC	FIXED	7/15/2026	1.4500%	300,000	287,269
Comcast Corp	FIXED	5/1/2028	3.5500%	70,000	67,610
Comcast Corp	FIXED	10/15/2028	4.1500%	100,000	98,416
COMM 2015-CCRE22 Mortgage Trust	FIXED	3/10/2048	3.0480%	112,869	112,964
COMM 2016-COR1 Mortgage Trust	FIXED	10/10/2049	2.8260%	568,979	551,748

COMM 2016-CR28 Mortgage Trust	FIXED	2/10/2049	3.4950%	342,678	340,674
Cooperatieve Rabobank UA	VARIABLE	2/28/2029	5.5640%	310,000	319,989
Cooperatieve Rabobank UA	VARIABLE	4/6/2028	3.6490%	440,000	430,675
Cooperatieve Rabobank UA	VARIABLE	8/22/2028	4.6550%	280,000	281,810
Coterra Energy Inc	FIXED	5/15/2027	3.9000%	190,000	186,701
Coterra Energy Inc	FIXED	5/15/2027	3.9000%	200,000	196,527
CRH America Inc	FIXED	5/18/2025	3.8750%	240,000	239,832
CRH America Inc	FIXED	5/18/2025	3.8750%	300,000	299,790
CSAIL 2015-C4 Commercial Mortgage Trust	FIXED	11/15/2048	3.5438%	327,332	325,951
CSAIL 2018-C14 Commercial Mortgage Trust	VARIABLE	11/15/2051	4.4216%	565,000	547,863
CubeSmart LP	FIXED	11/15/2025	4.0000%	120,000	119,762
CubeSmart LP	FIXED	12/15/2028	2.2500%	210,000	189,059
CVS Health Corp	FIXED	2/20/2026	5.0000%	240,000	244,146
CVS Health Corp	FIXED	2/21/2030	5.1250%	370,000	369,101
CVS Health Corp	FIXED	3/25/2028	4.3000%	75,000	73,516
CVS Health Corp	FIXED	6/1/2026	2.8750%	130,000	126,541
CVS Health Corp	FIXED	8/21/2027	1.3000%	340,000	309,709
Daimler Truck Finance North America LLC	FIXED	1/15/2027	5.0000%	150,000	153,780
Daimler Truck Finance North America LLC	FIXED	4/7/2027	3.6500%	200,000	196,274
Daimler Truck Finance North America LLC	FIXED	12/14/2026	2.0000%	500,000	474,206
DBJPM 16-C1 Mortgage Trust	FIXED	5/10/2049	3.0150%	431,759	424,141
Dell Equipment Finance Trust 2023-3	FIXED	4/23/2029	5.9300%	410,000	415,988
Digital Realty Trust LP	FIXED	7/15/2028	4.4500%	250,000	250,658
DLLAA 2023-1 LLC	FIXED	2/22/2028	5.6400%	510,000	518,507
DLLAD 2021-1 LLC	FIXED	6/20/2029	0.9000%	320,000	307,361
DLLST 2024-1 LLC	FIXED	8/20/2027	5.0500%	280,000	281,734
DOC DR LLC	FIXED	3/15/2027	4.3000%	180,000	180,327
Eastman Chemical Co	FIXED	12/1/2028	4.5000%	160,000	157,589
ECMC Group Student Loan Trust 2018-2	FLOATING	9/25/2068	5.4833%	561,786	555,141
ELM Trust 2024-ELM	VARIABLE	6/10/2039	5.8009%	240,000	243,454
ELM Trust 2024-ELM	VARIABLE	6/10/2039	5.8009%	260,000	263,742
EMD Finance LLC	FIXED	3/19/2025	3.2500%	190,000	191,138
Enbridge Inc	FIXED	2/14/2025	2.5000%	110,000	110,721

Enbridge Inc	FIXED	4/5/2027	5.2500%	—	(13)
Enbridge Inc	FIXED	4/5/2029	5.3000%	100,000	102,299
Enbridge Inc	FIXED	11/15/2026	5.9000%	160,000	164,316
Enbridge Inc	FIXED	11/15/2029	3.1250%	150,000	137,920
Energy Transfer LP	FIXED	3/15/2027	4.4000%	60,000	60,196
Energy Transfer LP	FIXED	12/1/2026	6.0500%	250,000	256,613
Energy Transfer LP	FIXED	12/1/2028	6.1000%	230,000	240,063
Entergy Texas Inc	FIXED	9/1/2026	1.5000%	150,000	142,753
Enterprise Fleet Financing 2023-3 LLC	FIXED	3/20/2030	6.4000%	546,486	557,857
Enterprise Fleet Financing 2024-1 LLC	FIXED	3/20/2030	5.2300%	472,991	477,128
Enterprise Fleet Financing 2024-2 LLC	FIXED	4/20/2028	5.6100%	250,000	254,733
Enterprise Fleet Financing 2024-3 LLC	FIXED	8/21/2028	4.9800%	365,000	367,673
Equifax Inc	FIXED	6/1/2028	5.1000%	90,000	90,717
Equifax Inc	FIXED	9/15/2029	4.8000%	90,000	90,493
Equifax Inc	FIXED	9/15/2031	2.3500%	170,000	143,403
Equifax Inc	FIXED	12/15/2027	5.1000%	130,000	130,989
Evergy Missouri West Inc	FIXED	12/15/2027	5.1500%	200,000	201,159
Exelon Corp	FIXED	3/15/2028	5.1500%	410,000	418,632
Extra Space Storage LP	FIXED	1/15/2031	5.9000%	200,000	211,783
Extra Space Storage LP	FIXED	6/15/2029	4.0000%	230,000	220,494
Extra Space Storage LP	FIXED	7/1/2026	3.5000%	110,000	109,859
Federal Realty OP LP	FIXED	5/1/2028	5.3750%	160,000	163,002
Federal Realty OP LP	FIXED	7/15/2027	3.2500%	140,000	136,722
Federal Realty OP LP	FIXED	7/15/2027	3.2500%	250,000	244,147
FedEx Corp	FIXED	2/15/2028	3.4000%	90,000	87,378
Fifth Third Auto Trust 2023-1	FIXED	8/15/2028	5.5300%	590,000	597,921
Fifth Third Bancorp	VARIABLE	1/29/2032	5.6310%	80,000	82,786
Fifth Third Bancorp	VARIABLE	4/25/2028	4.0550%	130,000	128,169
Fifth Third Bancorp	VARIABLE	4/25/2028	4.0550%	50,000	49,296
Fifth Third Bancorp	VARIABLE	4/25/2033	4.3370%	30,000	28,113
Fifth Third Bancorp	VARIABLE	7/28/2030	4.7720%	270,000	270,089
Fifth Third Bank Inc	FIXED	3/15/2026	3.8500%	200,000	199,751
FirstEnergy Pennsylvania Electric Co	FIXED	3/30/2026	5.1500%	140,000	142,183

FirstEnergy Pennsylvania Electric Co	FIXED	4/1/2028	5.2000%	160,000	162,828
FirstEnergy Transmission LLC	FIXED	9/15/2028	2.8660%	100,000	93,466
Fiserv Inc	FIXED	3/15/2030	4.7500%	180,000	181,224
Fiserv Inc	FIXED	7/1/2026	3.2000%	230,000	228,641
Fiserv Inc	FIXED	10/1/2028	4.2000%	200,000	196,588
Florida Gas Transmission Co LLC	FIXED	7/15/2025	4.3500%	560,000	568,921
Florida Gas Transmission Co LLC	FIXED	7/15/2025	4.3500%	90,000	91,434
Ford Credit Auto Lease Trust 2024-B	FIXED	12/15/2027	4.9900%	550,000	554,828
Ford Credit Auto Owner Trust 2022-REV1	FIXED	11/15/2034	3.8800%	260,000	255,752
Ford Credit Auto Owner Trust 2023-C	FIXED	9/15/2028	5.5300%	320,000	325,007
Ford Credit Auto Owner Trust 2023-REV1	FIXED	8/15/2035	4.8500%	1,015,000	1,021,108
Ford Credit Auto Owner Trust 2024-A	FIXED	12/15/2028	5.0900%	410,000	414,592
Ford Credit Floorplan Master Owner Trust A	FIXED	4/15/2029	5.2900%	275,000	279,385
Ford Motor Credit Co LLC	FIXED	9/6/2029	5.3030%	200,000	199,348
Ford Motor Credit Co LLC	FIXED	11/5/2026	5.1250%	200,000	201,428
Fortune Brands Innovations Inc	FIXED	6/15/2025	4.0000%	110,000	109,758
GE HealthCare Technologies Inc	FIXED	3/15/2030	5.8570%	130,000	136,918
GE HealthCare Technologies Inc	FIXED	11/15/2025	5.6000%	250,000	253,464
GE HealthCare Technologies Inc	FIXED	11/15/2027	5.6500%	—	(69)
GE HealthCare Technologies Inc	FIXED	11/15/2027	5.6500%	100,000	103,151
General Mills Inc	FIXED	1/30/2027	4.7000%	100,000	101,936
General Mills Inc	FIXED	4/17/2028	4.2000%	140,000	138,294
General Motors Financial Co Inc	FIXED	4/6/2029	4.3000%	260,000	253,753
General Motors Financial Co Inc	FIXED	4/7/2025	3.8000%	290,000	291,657
General Motors Financial Co Inc	FIXED	4/9/2027	5.0000%	140,000	141,739
General Motors Financial Co Inc	FIXED	5/8/2027	5.4000%	210,000	213,858
General Motors Financial Co Inc	FIXED	10/10/2025	6.0500%	160,000	163,552
General Motors Financial Co Inc	FIXED	10/15/2028	2.4000%	210,000	191,443
Georgia-Pacific LLC	FIXED	4/30/2030	2.3000%	235,000	206,468
Gilead Sciences Inc	FIXED	3/1/2026	3.6500%	200,000	200,033
GM Financial Consumer Auto Rec Trust 2023-4	FIXED	8/16/2028	5.7800%	350,000	356,759
GM Financial Consumer Auto Rec Trust 2024-3	FIXED	4/16/2029	5.1300%	330,000	334,344
GM Financial Consumer Automobile Rec Trust 2024-1	FIXED	12/18/2028	4.8500%	545,000	548,885

GM Financial Revolving Receivables Trust 2023-2	FIXED	8/11/2036	5.7700%	720,000	748,327
GM Financial Revolving Receivables Trust 2024-1	FIXED	12/11/2036	4.9800%	365,000	369,070
GM Financial Revolving Receivables Trust 2024-2	FIXED	3/11/2037	4.5200%	700,000	693,426
GMF Floorplan Owner Revolving Trust	FIXED	6/15/2028	5.3400%	505,000	511,873
GMF Floorplan Owner Revolving Trust	FIXED	6/15/2028	5.3400%	765,000	775,411
Great Wolf Trust 2024-WLF2 A	FLOATING	5/15/2041	6.0883%	145,000	145,961
GS Mortgage Securities Trust 2017-GS5	FIXED	3/10/2050	3.4090%	612,426	597,178
GS Mortgage Securities Trust 2017-GS5	FIXED	3/10/2050	3.6740%	480,000	463,089
GS Mortgage Securities Trust 2017-GS6	FIXED	5/10/2050	3.1640%	563,561	541,882
GS Mortgage Securities Trust 2017-GS8	FIXED	11/10/2050	3.2050%	1,125,000	1,080,881
Gulfstream Natural Gas System LLC	FIXED	9/15/2025	4.6000%	220,000	222,105
Gulfstream Natural Gas System LLC	FIXED	11/1/2025	6.1900%	100,000	101,951
Haleon UK Capital PLC	FIXED	3/24/2025	3.1250%	250,000	251,112
Halliburton Co	FIXED	3/1/2030	2.9200%	440,000	400,523
Health Care Service Corp A Mutual Legal Reserve Co	FIXED	6/1/2025	1.5000%	525,000	518,439
Health Care Service Corp A Mutual Legal Reserve Co	FIXED	6/15/2029	5.2000%	280,000	282,022
Healthpeak OP LLC	FIXED	6/1/2025	4.0000%	290,000	289,578
Healthpeak OP LLC	FIXED	12/1/2028	2.1250%	90,000	81,103
Hewlett Packard Enterprise Co	FIXED	9/25/2026	4.4500%	70,000	70,464
Hewlett Packard Enterprise Co	FIXED	9/25/2027	4.4000%	170,000	170,210
Hewlett Packard Enterprise Co	FIXED	10/15/2029	4.5500%	400,000	394,881
Hexcel Corp	FIXED	2/15/2027	4.2000%	330,000	327,699
Honda Auto Receivables 2022-2 Owner Trust	FIXED	12/18/2028	3.7600%	170,000	169,048
Honda Auto Receivables 2023-4 Owner Trust	FIXED	2/21/2030	5.6600%	75,000	76,633
Honda Auto Receivables 2023-4 Owner Trust	FIXED	6/21/2028	5.6700%	675,000	686,777
Honda Auto Receivables 2024-1 Owner Trust	FIXED	8/15/2028	5.2100%	350,000	354,426
Honda Auto Receivables 2024-2 Owner Trust	FIXED	11/20/2028	5.2700%	435,000	441,084
Honda Auto Receivables 2024-3 Owner Trust	FIXED	3/21/2029	4.5700%	680,000	681,390
HP Inc	FIXED	1/15/2028	4.7500%	70,000	71,434
HP Inc	FIXED	4/15/2029	4.0000%	220,000	212,741
HSBC Holdings PLC	VARIABLE	3/13/2028	4.0410%	540,000	535,119
HSBC Holdings PLC	VARIABLE	6/9/2028	4.7550%	200,000	199,199
HSBC Holdings PLC	VARIABLE	6/19/2029	4.5830%	200,000	196,231

Huntington Auto Trust 2024-1	FIXED	1/16/2029	5.2300%	615,000	622,707
Huntington Bancshares Inc/OH	VARIABLE	8/4/2028	4.4430%	160,000	161,260
Huntington Bancshares Inc/OH	VARIABLE	8/4/2028	4.4430%	90,000	90,709
Huntington National Bank/The	FIXED	1/10/2030	5.6500%	250,000	261,182
Huntington National Bank/The	VARIABLE	5/17/2028	4.5520%	250,000	249,396
Hyundai Auto Lease Securitization Trust 2024-B	FIXED	5/17/2027	5.4100%	250,000	253,516
Hyundai Auto Lease Securitization Trust 2024-C	FIXED	4/17/2028	4.6200%	605,000	606,545
Hyundai Auto Receivables Trust 2023-C	FIXED	10/16/2028	5.5400%	1,055,000	1,073,110
Hyundai Auto Receivables Trust 2024-A	FIXED	2/15/2029	4.9900%	335,000	338,211
Hyundai Auto Receivables Trust 2024-B	FIXED	3/15/2029	4.8400%	250,000	251,806
Hyundai Capital America	FIXED	9/24/2027	4.3000%	130,000	129,366
Idaho Housing & Finance Association	FIXED	7/1/2054	6.2500%	390,000	414,777
Ingredion Inc	FIXED	6/1/2030	2.9000%	180,000	162,176
Ingredion Inc	FIXED	10/1/2026	3.2000%	140,000	137,224
Interstate Power and Light Co	FIXED	4/1/2029	3.6000%	60,000	57,359
INTOWN 2022-STAY Mortgage Trust	FLOATING	8/15/2039	6.8856%	245,000	245,950
INTOWN 2022-STAY Mortgage Trust	FLOATING	8/15/2039	6.8856%	405,000	406,570
John Deere Owner Trust 2024	FIXED	11/15/2028	4.9600%	275,000	277,707
John Deere Owner Trust 2024	FIXED	11/15/2028	4.9600%	505,000	509,971
JPMBB Commercial Mortgage Sec Trust 2014-C26	FIXED	1/15/2048	3.4943%	14,301	14,313
JPMBB Commercial Mortgage Securities Trust 2016-C1	FIXED	3/17/2049	3.5761%	766,000	757,091
JPMCC Commercial Mortgage Sec Corp	FLOATING	3/15/2039	5.9976%	190,000	191,013
JPMDB Commercial Mortgage Securities Trust 2016-C4	FIXED	12/15/2049	2.8822%	456,025	444,605
KeyBank NA/Cleveland OH	FIXED	4/13/2029	3.9000%	370,000	350,455
KeyBank NA/Cleveland OH	FIXED	5/20/2026	3.4000%	250,000	245,275
Kimco Realty OP LLC	FIXED	4/1/2027	3.8000%	180,000	178,025
Kinder Morgan Inc	FIXED	2/1/2029	5.0000%	220,000	223,884
Kinder Morgan Inc	FIXED	11/15/2026	1.7500%	100,000	95,033
Kubota Credit Owner Trust 2024-1	FIXED	7/17/2028	5.1900%	270,000	273,598
Kubota Credit Owner Trust 2024-2	FIXED	11/15/2028	5.2600%	185,000	187,923
L3Harris Technologies Inc	FIXED	1/15/2027	5.4000%	220,000	228,168
L3Harris Technologies Inc	FIXED	6/1/2029	5.0500%	180,000	180,697
L3Harris Technologies Inc	FIXED	6/15/2028	4.4000%	100,000	98,424

Laboratory Corp of America Holdings	FIXED	4/1/2030	4.3500%	180,000	175,822
Lennox International Inc	FIXED	8/1/2025	1.3500%	200,000	196,868
Lennox International Inc	FIXED	9/15/2028	5.5000%	200,000	206,502
Lennox International Inc	FIXED	9/15/2028	5.5000%	250,000	258,128
Life 2021-BMR Mortgage Trust	FLOATING	3/15/2038	5.2115%	265,700	263,033
Life 2022-BMR Mortgage Trust	FLOATING	5/15/2039	5.6923%	400,000	392,075
Life 2022-BMR Mortgage Trust	FLOATING	5/15/2039	5.6923%	540,000	529,302
M&T Bank Auto Receivables Trust 2024-1	FIXED	2/17/2032	5.2200%	280,000	282,978
Manufacturers & Traders Trust Co	FIXED	1/27/2026	4.6500%	400,000	406,816
Manufacturers & Traders Trust Co	FIXED	1/27/2028	4.7000%	570,000	575,828
Manufacturers & Traders Trust Co	FIXED	11/21/2025	5.4000%	250,000	252,245
Marathon Petroleum Corp	FIXED	4/1/2028	3.8000%	230,000	224,115
Marathon Petroleum Corp	FIXED	5/1/2025	4.7000%	120,000	120,806
Martin Marietta Materials Inc	FIXED	3/15/2030	2.5000%	190,000	169,473
Masco Corp	FIXED	11/15/2027	3.5000%	110,000	106,426
Masco Corp	FIXED	11/15/2027	3.5000%	160,000	154,802
Mercedes-Benz Auto Lease Trust 2024-A	FIXED	1/18/2028	5.3200%	430,000	436,104
Mercedes-Benz Auto Receivables Trust 2023-2	FIXED	11/15/2028	5.9500%	965,000	985,342
Mercedes-Benz Auto Receivables Trust 2024-1	FIXED	4/16/2029	4.8000%	1,210,000	1,217,938
MHC Commercial Mortgage Trust 2021-MHC	FLOATING	4/15/2038	5.3124%	63,989	64,110
Michigan Finance Authority Student ABS 2021-1	FLOATING	7/25/2061		77,749	77,651
Microchip Technology Inc	FIXED	2/15/2030	5.0500%	170,000	169,037
Microchip Technology Inc	FIXED	3/15/2028	4.9000%	150,000	149,831
Microchip Technology Inc	FIXED	3/15/2029	5.0500%	280,000	283,652
Mid-America Apartments LP	FIXED	2/15/2031	1.7000%	110,000	91,336
Mid-America Apartments LP	FIXED	9/15/2026	1.1000%	220,000	207,959
Mid-Atlantic Interstate Transmission LLC	FIXED	5/15/2028	4.1000%	200,000	195,162
Missouri Higher Education Loan Authority	FLOATING	8/25/2061	5.0230%	199,519	193,236
MMAF Equipment Finance LLC 2021-A	FIXED	6/13/2028	0.5600%	212,572	208,997
MMAF Equipment Finance LLC 2021-A	FIXED	11/13/2030	1.0400%	530,000	507,508
MMAF Equipment Finance LLC 2022-A	FIXED	6/13/2044	3.3200%	580,000	569,355
MMAF Equipment Finance LLC 2024-A	FIXED	7/14/2031	4.9500%	460,000	462,922
Mondelez International Holdings Netherlands BV	FIXED	9/24/2026	1.2500%	260,000	245,711

Morgan Stanley BAML Trust 2016-C28	FIXED	1/15/2049	3.2720%	121,942	120,799
Morgan Stanley BAML Trust 2016-C29	FIXED	5/15/2049	3.0580%	438,957	432,511
Morgan Stanley BAML Trust 2016-C31	FIXED	11/15/2049	2.8400%	485,494	473,392
Morgan Stanley BAML Trust 2016-C32	FIXED	12/15/2049	3.7200%	310,000	302,395
Morgan Stanley Capital I Trust 2018-H3	FIXED	7/15/2051	4.1770%	495,000	482,207
Mosaic Co/The	FIXED	11/15/2027	4.0500%	130,000	128,041
Motorola Solutions Inc	FIXED	4/15/2029	5.0000%	70,000	70,624
MPLX LP	FIXED	2/15/2025	4.0000%	240,000	243,330
MPLX LP	FIXED	3/1/2026	1.7500%	180,000	174,828
MPLX LP	FIXED	3/1/2026	1.7500%	280,000	271,955
MPLX LP	FIXED	3/15/2028	4.0000%	120,000	117,821
MPLX LP	FIXED	9/1/2032	4.9500%	100,000	98,115
Navient Private Education Refi Loan Trust 2021-E	FIXED	12/16/2069	0.9700%	338,616	298,304
Navient Private Education Refi Loan Trust 2021-G	FIXED	4/15/2070	1.5800%	747,281	660,130
Navient Private Education Refi Loan Trust 2022-A	FIXED	7/15/2070	2.2300%	220,088	197,570
Navient Student Loan Trust 2021-1	FLOATING	12/26/2069	5.2833%	367,802	365,429
Navient Student Loan Trust 2021-1	FLOATING	12/26/2069	5.2833%	530,721	527,297
Navistar Fin Dealer Note Master Owner Trust II	FIXED	8/25/2028	6.1800%	160,000	161,624
Navistar Financial Dealer Note Master Owner Trust	FIXED	4/25/2029	5.5900%	55,000	55,653
Nelnet Student Loan Trust 2021-A	FIXED	4/20/2062	1.3600%	334,174	309,280
Nelnet Student Loan Trust 2021-A	FIXED	4/20/2062	1.3600%	482,476	446,535
Nelnet Student Loan Trust 2021-A	FLOATING	4/20/2062	5.2847%	169,675	169,453
Nelnet Student Loan Trust 2021-B	FLOATING	4/20/2062	5.2647%	312,941	312,520
Nelnet Student Loan Trust 2021-C	FIXED	4/20/2062	1.3200%	132,387	121,684
Nelnet Student Loan Trust 2021-C	FLOATING	4/20/2062	5.2247%	483,317	481,770
Nelnet Student Loan Trust 2021-D	FIXED	4/20/2062	1.6300%	669,296	622,153
Nelnet Student Loan Trust 2021-D	FLOATING	4/20/2062	5.1747%	378,890	377,519
New York State Electric & Gas Corp	FIXED	8/15/2028	5.6500%	430,000	449,109
New York State Electric & Gas Corp	FIXED	8/15/2028	5.6500%	90,000	94,000
Newmont Corp / Newcrest Finance Pty Ltd	FIXED	3/15/2034	5.3500%	60,000	60,683
Nissan Auto Lease Trust 2024-A	FIXED	4/15/2027	4.9100%	935,000	941,395
Nissan Auto Lease Trust 2024-B	FIXED	11/15/2027	4.9200%	600,000	605,345
Nissan Auto Receivables 2023-B Owner Trust	FIXED	10/15/2030	5.9600%	440,000	451,465

Nissan Auto Receivables 2024-A Owner Trust	FIXED	12/15/2028	5.2800%	460,000	467,335
Nissan Master Owner Trust Receivables	FIXED	2/15/2029	5.0500%	200,000	201,736
NNN REIT Inc	FIXED	10/15/2027	3.5000%	120,000	116,753
NNN REIT Inc	FIXED	11/15/2025	4.0000%	110,000	109,665
Norfolk Southern Corp	FIXED	6/15/2026	2.9000%	230,000	224,945
Norfolk Southern Corp	FIXED	11/1/2029	2.5500%	220,000	199,466
North Texas Higher Education Authority Inc	FLOATING	9/25/2061	5.0232%	425,656	422,631
North Texas Higher Education Authority Inc	FLOATING	10/25/2061	5.0230%	509,702	502,065
Northrop Grumman Corp	FIXED	1/15/2028	3.2500%	220,000	213,550
Nucor Corp	FIXED	5/23/2025	3.9500%	100,000	100,055
Nutrien Ltd	FIXED	5/13/2030	2.9500%	130,000	117,477
Nutrien Ltd	FIXED	6/21/2027	5.2000%	190,000	192,212
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	1/15/2033	5.0000%	200,000	199,275
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	2/15/2032	2.6500%	150,000	127,790
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	6/1/2027	4.4000%	200,000	198,803
ONEOK Inc	FIXED	3/1/2026	5.0000%	120,000	122,193
ONEOK Inc	FIXED	9/24/2027	4.2500%	120,000	119,627
ONEOK Inc	FIXED	10/15/2029	4.4000%	150,000	147,253
ONNI Commerical Mortgage Trust 2024-APT	VARIABLE	7/15/2039	5.5674%	130,000	131,034
ONNI Commerical Mortgage Trust 2024-APT	VARIABLE	7/15/2039	5.5674%	175,000	176,392
Oracle Corp	FIXED	3/25/2028	2.3000%	180,000	167,508
Oracle Corp	FIXED	4/1/2025	2.5000%	495,000	495,248
Oracle Corp	FIXED	4/1/2030	2.9500%	370,000	336,931
Oracle Corp	FIXED	9/27/2029	4.2000%	220,000	214,913
Oracle Corp	FIXED	11/9/2029	6.1500%	70,000	74,038
PeaceHealth Obligated Group	FIXED	11/15/2025	1.3750%	300,000	291,223
PFS Financing Corp	FIXED	2/15/2029	4.9500%	420,000	423,125
PFS Financing Corp	FIXED	8/15/2029	4.7500%	105,000	104,967
PHEAA Student Loan Trust 2014-2	FLOATING	2/25/2043	5.2533%	359,581	356,388
Phillips 66	FIXED	3/15/2028	3.9000%	250,000	245,245
Phillips 66 Co	FIXED	3/1/2028	3.7500%	150,000	147,106
Phillips 66 Co	FIXED	6/15/2031	5.2500%	250,000	251,345
PNC Bank NA	FIXED	10/22/2029	2.7000%	250,000	225,579

PNC Financial Services Group Inc/The	VARIABLE	1/21/2028	5.3000%	90,000	92,884
PNC Financial Services Group Inc/The	VARIABLE	6/12/2026	5.8120%	240,000	241,756
PNC Financial Services Group Inc/The	VARIABLE	7/23/2027	5.1020%	230,000	236,306
PNC Financial Services Group Inc/The	VARIABLE	10/20/2027	6.6150%	100,000	104,321
PNC Financial Services Group Inc/The	VARIABLE	12/2/2028	5.3540%	230,000	234,246
Porsche Financial Auto Securitization Trust 2023-2	FIXED	1/22/2029	5.7900%	795,000	802,906
Realty Income Corp	FIXED	1/15/2027	3.0000%	150,000	147,161
Realty Income Corp	FIXED	10/15/2026	4.1250%	170,000	169,858
Regions Financial Corp	FIXED	8/12/2028	1.8000%	390,000	350,066
Revvity Inc	FIXED	9/15/2028	1.9000%	380,000	342,263
ROCK Trust 2024-CNTR	FIXED	11/13/2041	5.3883%	330,000	330,522
Rogers Communications Inc	FIXED	3/15/2025	2.9500%	100,000	100,320
Rogers Communications Inc	FIXED	3/15/2027	3.2000%	230,000	224,307
Rogers Communications Inc	FIXED	3/15/2027	3.2000%	240,000	234,060
Rolls-Royce PLC	FIXED	10/14/2025	3.6250%	270,000	266,740
Roper Technologies Inc	FIXED	10/15/2029	4.5000%	120,000	119,761
RTX Corp	FIXED	3/15/2031	6.0000%	340,000	362,912
RTX Corp	FIXED	5/4/2027	3.1250%	340,000	329,796
RTX Corp	FIXED	7/1/2030	2.2500%	110,000	96,915
RTX Corp	FIXED	11/8/2026	5.7500%	170,000	174,436
Ryder System Inc	FIXED	3/1/2027	2.8500%	240,000	232,662
Ryder System Inc	FIXED	3/15/2027	5.3000%	80,000	82,120
Santander Drive Auto Receivables Trust 2023-5	FIXED	9/15/2028	6.0200%	360,000	364,757
SBNA Auto Lease Trust 2024-B	FIXED	11/22/2027	5.5600%	305,000	309,309
Sealed Air Corp	FIXED	10/15/2026	1.5730%	210,000	198,214
Sempra	FIXED	4/1/2025	3.3000%	200,000	200,865
SFS Auto Receivables Securitization Trust 2023-1	FIXED	10/20/2028	5.4700%	505,000	510,352
SFS Auto Receivables Securitization Trust 2024-1	FIXED	5/21/2029	4.9500%	460,000	462,432
SFS Auto Receivables Securitization Trust 2024-2	FIXED	11/20/2029	5.3300%	425,000	429,859
Sherwin-Williams Co/The	FIXED	6/1/2027	3.4500%	70,000	68,261
SHR Trust 2024-LXRY	FLOATING	10/15/2041	6.3471%	455,000	459,632
SLM Student Loan Trust 2003-10	FLOATING	12/17/2068	5.7399%	572,162	572,819
SLM Student Loan Trust 2003-10	FLOATING	12/17/2068	5.7399%	574,860	575,521

Smurfit Kappa Treasury ULC	FIXED	1/15/2030	5.2000%	210,000	215,752
Southern Co Gas Capital Corp	FIXED	11/15/2025	3.8750%	50,000	49,788
Sumitomo Mitsui Financial Group Inc	FIXED	9/14/2028	5.7160%	200,000	208,228
Sumitomo Mitsui Financial Group Inc	FIXED	9/17/2026	1.4020%	240,000	227,922
Sumitomo Mitsui Financial Group Inc	FIXED	9/17/2028	1.9020%	200,000	180,274
Synchrony Card Funding LLC	FIXED	3/15/2030	5.0400%	285,000	287,855
Synchrony Card Funding LLC	FIXED	3/15/2030	5.0400%	395,000	398,958
Synchrony Card Funding LLC	FIXED	10/15/2029	5.7400%	560,000	572,033
Take-Two Interactive Software Inc	FIXED	3/28/2026	5.0000%	105,000	106,626
Take-Two Interactive Software Inc	FIXED	3/28/2028	4.9500%	280,000	283,525
Take-Two Interactive Software Inc	FIXED	4/14/2025	3.5500%	40,000	40,157
Take-Two Interactive Software Inc	FIXED	6/12/2029	5.4000%	195,000	198,205
TCO 2024-DPM A	FLOATING	12/15/2039	5.7429%	260,000	260,418
TCO 2024-DPM A	FLOATING	12/15/2039	5.7429%	370,000	370,595
Tesla Auto Lease Trust 2024-A	FIXED	6/21/2027	5.3000%	260,000	261,935
Tesla Electric Vehicle Trust 2023-1	FIXED	6/20/2028	5.3800%	410,000	414,590
T-Mobile USA Inc	FIXED	2/15/2026	2.2500%	80,000	78,382
T-Mobile USA Inc	FIXED	2/15/2031	2.5500%	260,000	226,292
T-Mobile USA Inc	FIXED	3/15/2029	2.4000%	220,000	199,698
T-Mobile USA Inc	FIXED	4/15/2026	2.6250%	160,000	156,809
T-Mobile USA Inc	FIXED	10/1/2029	4.2000%	190,000	186,055
Toronto-Dominion Bank/The	FIXED	3/10/2027	2.8000%	220,000	212,945
Towd Point Mortgage Trust 2017-5	FLOATING	2/25/2057	5.0532%	3,059	3,196
Towd Point Mortgage Trust 2017-6	VARIABLE	10/25/2057	2.7500%	128,773	126,035
Towd Point Mortgage Trust 2018-2	VARIABLE	3/25/2058	3.2500%	197,813	194,884
Towd Point Mortgage Trust 2018-2	VARIABLE	3/25/2058	3.2500%	93,237	91,856
Towd Point Mortgage Trust 2018-3	VARIABLE	5/25/2058	3.7500%	183,294	179,065
Towd Point Mortgage Trust 2018-3	VARIABLE	5/25/2058	3.7500%	185,614	181,332
Towd Point Mortgage Trust 2019-4	VARIABLE	10/25/2059	2.9000%	594,978	567,424
Towd Point Mortgage Trust 2021-1	VARIABLE	11/25/2061	2.2500%	400,343	369,011
Towd Point Mortgage Trust 2022-1	VARIABLE	7/25/2062	3.7500%	685,362	644,102
Towd Point Mortgage Trust 2022-4	FIXED	9/25/2062	3.7500%	610,950	575,570
Toyota Auto Loan Extended Note Trust 2021-1	FIXED	2/27/2034	1.0700%	765,000	735,807

Toyota Auto Loan Extended Note Trust 2023-1	FIXED	6/25/2036	4.9300%	930,000	938,629
Toyota Auto Loan Extended Note Trust 2024-1	FIXED	11/25/2036	5.1600%	1,045,000	1,061,984
Toyota Auto Receivables 2024-B Owner Trust	FIXED	1/16/2029	5.3300%	400,000	406,383
Toyota Auto Receivables 2024-C Owner Trust	FIXED	3/15/2029	4.8800%	260,000	262,350
Toyota Lease Owner Trust 2024-A	FIXED	4/20/2027	5.2500%	705,000	711,719
Trane Technologies Financing Ltd	FIXED	3/21/2026	3.5000%	220,000	219,074
Trans-Allegheny Interstate Line Co	FIXED	6/1/2025	3.8500%	200,000	199,654
Truist Bank	FIXED	9/16/2025	3.6250%	500,000	501,347
Truist Financial Corp	VARIABLE	1/26/2029	4.8730%	500,000	507,983
UBS Commercial Mortgage Trust 2017-C3	FIXED	8/15/2050	3.1670%	520,000	506,120
UBS Commercial Mortgage Trust 2017-C6	FIXED	12/15/2050	3.5795%	545,000	520,704
UBS Commercial Mortgage Trust 2017-C7	FIXED	12/15/2050	3.6790%	485,000	467,702
UBS Commercial Mortgage Trust 2018-C8	FIXED	2/15/2051	3.9830%	600,000	580,589
UBS Group AG	FIXED	3/23/2028	4.2530%	200,000	196,683
UBS Group AG	VARIABLE	1/30/2027	1.3640%	330,000	319,236
UBS Group AG	VARIABLE	2/11/2033	2.7460%	200,000	169,145
UBS Group AG	VARIABLE	5/12/2028	4.7510%	210,000	210,026
UBS Group AG	VARIABLE	8/5/2027	4.7030%	300,000	304,383
UBS Group AG	VARIABLE	8/10/2027	1.4940%	220,000	209,432
UBS Group AG	VARIABLE	8/10/2027	1.4940%	280,000	266,549
UDR Inc	FIXED	1/15/2028	3.5000%	200,000	194,602
UDR Inc	FIXED	1/15/2030	3.2000%	270,000	251,186
UDR Inc	FIXED	9/1/2026	2.9500%	45,000	44,072
USAA Auto Owner Trust 2024-A	FIXED	3/15/2029	5.0300%	330,000	333,298
Ventas Realty LP	FIXED	1/15/2025	2.6500%	110,000	111,168
Ventas Realty LP	FIXED	1/15/2029	4.4000%	150,000	149,038
Ventas Realty LP	FIXED	2/1/2025	3.5000%	110,000	111,414
Ventas Realty LP	FIXED	4/1/2027	3.8500%	100,000	98,615
Verizon Communications Inc	FIXED	3/15/2032	2.3550%	623,000	521,097
Verizon Communications Inc	FIXED	3/22/2028	2.1000%	310,000	286,937
Verizon Master Trust	FIXED	6/20/2029	5.1600%	220,000	222,422
Verizon Master Trust	FIXED	8/20/2030	4.1700%	765,000	758,536
Verizon Master Trust	FIXED	11/20/2029	5.6700%	490,000	500,736

Verizon Master Trust Series 2024-5	FIXED	6/21/2032	5.0000%	505,000	510,712
Vermont Std Asst Corp	FLOATING	4/30/2035	5.5554%	155,194	154,587
Vermont Std Asst Corp	FLOATING	4/30/2035	5.5554%	44,341	44,168
Volkswagen Auto Loan Enhanced Trust 2023-2	FIXED	12/20/2028	5.4800%	845,000	860,167
Volkswagen Group of America Finance LLC	FIXED	6/8/2027	4.3500%	200,000	196,480
Volkswagen Group of America Finance LLC	FIXED	8/15/2027	4.8500%	200,000	201,565
Volkswagen Group of America Finance LLC	FIXED	9/12/2026	5.7000%	240,000	246,218
Volkswagen Group of America Finance LLC	FIXED	9/12/2028	5.6500%	450,000	459,742
Warnermedia Holdings Inc	FIXED	3/15/2025	3.6380%	150,000	151,101
Warnermedia Holdings Inc	FIXED	3/15/2027	3.7550%	170,000	165,655
Warnermedia Holdings Inc	FIXED	3/15/2027	3.7550%	310,000	302,076
Warnermedia Holdings Inc	FIXED	3/15/2029	4.0540%	260,000	245,088
Warnermedia Holdings Inc	FIXED	3/15/2032	4.2790%	220,000	196,701
Waste Management Inc	FIXED	3/15/2028	4.5000%	150,000	150,152
WEC Energy Group Inc	FIXED	6/15/2025	3.5500%	34,000	33,816
WEC Energy Group Inc	FIXED	9/12/2026	5.6000%	51,000	52,514
WEC Energy Group Inc	FIXED	10/15/2027	1.3750%	130,000	119,048
WEC Energy Group Inc	FIXED	12/15/2028	2.2000%	555,000	501,048
Wells Fargo Commercial Mortgage Trust 2015-C28	FIXED	5/15/2048	3.5400%	500,000	498,631
Wells Fargo Commercial Mortgage Trust 2016-C35	FIXED	7/15/2048	2.6740%	728,545	711,358
Wells Fargo Commercial Mortgage Trust 2016-LC24	FIXED	10/15/2049	2.6840%	694,031	675,658
Wells Fargo Commercial Mortgage Trust 2016-NXS6	FIXED	11/15/2049	2.6420%	470,000	459,487
Wells Fargo Commercial Mortgage Trust 2017-C38	FIXED	7/15/2050	3.1900%	356,312	343,300
Wells Fargo Commercial Mortgage Trust 2017-C39	FIXED	9/15/2050	3.1570%	305,000	291,050
Wells Fargo Commercial Mortgage Trust 2017-C39	FIXED	9/15/2050	3.1570%	635,000	605,956
Wells Fargo Commercial Mortgage Trust 2017-C39	FIXED	9/15/2050	3.4180%	515,000	492,583
Wells Fargo Commercial Mortgage Trust 2017-C40	FIXED	10/15/2050	3.3170%	760,000	731,975
Wells Fargo Commercial Mortgage Trust 2018-C43	VARIABLE	3/15/2051	4.0120%	1,020,000	988,150
Welltower OP LLC	FIXED	1/15/2029	2.0500%	150,000	135,556
Welltower OP LLC	FIXED	1/15/2032	2.7500%	120,000	103,533
Welltower OP LLC	FIXED	3/15/2029	4.1250%	360,000	352,480
Welltower OP LLC	FIXED	4/15/2028	4.2500%	200,000	197,581
Welltower OP LLC	FIXED	6/1/2025	4.0000%	80,000	79,971

Weyerhaeuser Co	FIXED	5/15/2026	4.7500%	300,000	301,882
WFCIT 2024-A1 A	FIXED	2/15/2029	4.9400%	285,000	288,314
Wheels Fleet Lease Funding 1 LLC	FIXED	2/18/2039	5.4900%	235,000	238,140
Wheels Fleet Lease Funding 1 LLC	FIXED	4/18/2038	5.8000%	308,739	311,321
Wheels Fleet Lease Funding 1 LLC	FIXED	4/18/2038	5.8000%	358,998	362,001
Wheels Fleet Lease Funding 1 LLC	FIXED	8/18/2038	6.4600%	728,496	743,857
Williams Cos Inc/The	FIXED	3/2/2026	5.4000%	320,000	327,894
Williams Cos Inc/The	FIXED	3/15/2029	4.9000%	90,000	181,268
Williams Cos Inc/The	FIXED	3/15/2033	5.6500%	170,000	174,379
Williams Cos Inc/The	FIXED	8/15/2028	5.3000%	450,000	463,270
WMRK Commercial Mortgage Trust 2022-WMRK	FLOATING	11/15/2027	7.1861%	355,000	359,635
World Omni Auto Receivables Trust 2023-D	FIXED	2/15/2029	5.7900%	605,000	617,172
World Omni Auto Receivables Trust 2024-B	FIXED	9/17/2029	5.2700%	340,000	345,074
World Omni Auto Receivables Trust 2024-C	FIXED	12/17/2029	4.4300%	475,000	474,245
World Omni Select Auto Trust 2024-A	FIXED	2/15/2030	4.9800%	280,000	281,984
WRKCo Inc	FIXED	6/1/2028	3.9000%	200,000	193,667
WRKCo Inc	FIXED	9/15/2027	3.3750%	150,000	145,801
TOTAL CORPORATE DEBT INSTRUMENTS - ALL OTHER					$166,045,936

TOTAL - INVESTMENT CONTRACTS					$416,310,141
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE					$29,000,775
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE					$445,310,916

AEP RETIREMENT SAVINGS 401(K) PLAN
Plan #002 EIN #13-4922641
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
DECEMBER 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	MONEY MARKET FUND
	JP MORGAN US GOVT MM FUND 3164		$36,776,191
	TOTAL MONEY MARKET FUND		$36,776,191

	COMMON / COLLECTIVE TRUSTS
*	BK OF NY MELLON/EB DL NON SL MID CA		$459,321,305
*	BK OF NY MELLON/EB DL NON SL SMALL		169,951,861
*	BK OF NY MELLON/EB DL NON SL STK IX		1,429,311,150
*	BK OF NY MELLON/EB DL NON-SL AGGREG		511,889,594
*	BK OF NY MELLON/EB DL NON-SL TREAS		24,183,840
*	BK OF NY MELLON/MELLON BK DL NON-SL INTL STK INDEX		690,699,519
*	BK OF NY MELLON/MELLON BK EB DL NON-SL EMERG MKTS		65,013,298
	JPM STRATEGIC PROPERTY FUND AEP		84,071,443
	METWEST TOTAL RETURN BD FD CL C		59,886,326
	SANDS CAP COLLECTIVE INVT TR INTL GROWTH CIT CL C		22,073,747
	WILLIAM BLAIR COLLECTIVE INVT TR LARGE CAP GR INVT FD CLA		214,753,054
	TOTAL COMMON / COLLECTIVE TRUSTS		$3,731,155,137

	AEP STOCK
*	AMERICAN ELECTRIC POWER CO INC		$254,007,692
	TOTAL AEP STOCK		$254,007,692

	CORPORATE STOCKS
	3M CO		$202,026
	8X8 INC		279,407
	ABBOTT LABORATORIES		1,084,046
	ABBVIE INC		502,713
	ABERCROMBIE & FITCH CO		1,223,113
	ABM INDUSTRIES INC		153,796
	ACADEMY SPORTS & OUTDOORS INC		226,265
	ACI WORLDWIDE INC		155,782
	ACUITY INC		461,858
	ACV AUCTIONS INC		783,065
	ADIDAS AG ADR		1,664,961
	ADOBE INC		2,828,165
	ADTALEM GLOBAL EDUCATION INC		789,759
	ADVANCE AUTO PARTS INC		67,956
	ADVANCED MICRO DEVICES INC		2,742,537
	AERCAP HOLDINGS NV		844,074
	AES CORP/THE		1,770,462
	AGCO CORP		209,302
	AGIOS PHARMACEUTICALS INC		304,349
	AGNC INVESTMENT CORP		202,556
	AIR LEASE CORP		183,969

AIRBNB INC	2,152,627
ALAMO GROUP INC	225,509
ALIGHT INC	1,966,214
ALIGN TECHNOLOGY INC	2,078,428
ALLIANT ENERGY CORP	426,399
ALLISON TRANSMISSION HOLDINGS	970,595
ALLY FINANCIAL INC	1,063,159
ALPHABET INC	11,518,814
AMAZON.COM INC	17,120,757
AMCOR PLC	102,089
AMDOCS LTD	1,120,868
AMERICOLD REALTY TRUST INC	166,364
AMERIPRISE FINANCIAL INC	653,824
AMICUS THERAPEUTICS INC	88,831
AMPHASTAR PHARMACEUTICALS INC	130,958
AMPHENOL CORP	1,145,578
ANALOG DEVICES INC	1,940,397
ANDERSONS INC/THE	144,697
ANI PHARMACEUTICALS INC	98,951
APA CORP	375,859
APPLE INC	14,676,365
APPLIED INDUSTRIAL TECHNOLOGIE	421,228
APPLOVIN CORP	665,471
ARCH CAPITAL GROUP LTD	646,912
ARCH RESOURCES INC	131,617
ARCHROCK INC	251,314
ARES CAPITAL CORP	231,399
ARISTA NETWORKS INC	1,183,997
ARROW ELECTRONICS INC	245,357
ARVINAS INC	291,365
ASHLAND INC	123,197
ASPEN TECHNOLOGY INC	1,444,110
ASSURANT INC	601,280
ASSURED GUARANTY LTD	552,481
ASTRAZENECA PLC ADR	2,000,260
ATKORE INC	593,163
ATMUS FILTRATION TECHNOLOGIES	215,333
AUTOLIV INC	200,523
AVALONBAY COMMUNITIES INC	211,831
AVANTOR INC	3,142,527
AVIENT CORP	91,567
AVNET INC	179,719
AXCELIS TECHNOLOGIES INC	1,009,272
AXIS CAPITAL HOLDINGS LTD	1,161,542
AXOGEN INC	320,833
AXOS FINANCIAL INC	241,681
AZZ INC	193,495
BAKER HUGHES CO	2,037,217
BATH & BODY WORKS INC	2,254,476
BAXTER INTERNATIONAL INC	1,863,616
BEACON ROOFING SUPPLY INC	897,256
BEAZER HOMES USA INC	126,453
BELDEN INC	174,208
BELLRING BRANDS INC	175,693
BERKSHIRE HATHAWAY INC	1,844,850

BERRY GLOBAL GROUP INC	120,804
BGC GROUP INC	234,156
BILL HOLDINGS INC	1,997,038
BIOGEN INC	413,954
BIO-RAD LABORATORIES INC	505,905
BIO-TECHNE CORP	2,695,867
BJ'S WHOLESALE CLUB HOLDINGS I	220,784
BLACKBAUD INC	837,514
BLOOMIN' BRANDS INC	109,206
BLUE OWL CAPITAL CORP	269,000
BOEING CO/THE	2,328,789
BOISE CASCADE CO	174,724
BOOZ ALLEN HAMILTON HOLDING CO	1,012,483
BORGWARNER INC	200,436
BOYD GAMING CORP	376,120
BP PLC ADR	333,466
BRADY CORP	205,820
BRINKER INTERNATIONAL INC	907,245
BRINK'S CO/THE	287,587
BRISTOL-MYERS SQUIBB CO	2,520,483
BROADCOM INC	9,695,317
BROWN & BROWN INC	537,135
BUILDERS FIRSTSOURCE INC	824,134
CACTUS INC	127,692
CADENCE BANK	523,916
CADENCE DESIGN SYSTEMS INC	4,476,554
CAL-MAINE FOODS INC	240,112
CANNAE HOLDINGS INC	239,273
CAPITAL BANCORP INC	140,135
CAPITAL ONE FINANCIAL CORP	3,397,888
CARDINAL HEALTH INC	492,713
CARGURUS INC	1,606,737
CARLISLE COS INC	875,626
CARMAX INC	312,732
CARNIVAL CORP	856,999
CARS.COM INC	315,077
CASEY'S GENERAL STORES INC	871,310
CATALYST PHARMACEUTICALS INC	164,831
CATHAY GENERAL BANCORP	88,793
CENCORA INC	521,932
CENTENE CORP	498,634
CERTARA INC	570,244
CF INDUSTRIES HOLDINGS INC	2,061,502
CHAMPIONX CORP	176,300
CHARLES RIVER LABORATORIES INT	1,828,278
CHECK POINT SOFTWARE TECHNOLOG	2,008,145
CHEMED CORP	221,986
CHESAPEAKE UTILITIES CORP	343,785
CHEWY INC	926,601
CHURCHILL DOWNS INC	1,749,374
CIGNA GROUP/THE	412,553
CIMPRESS PLC	527,142
CISCO SYSTEMS INC	1,142,146
CITIGROUP INC	2,944,343
CLEAN HARBORS INC	2,659,958

CLEARWATER PAPER CORP	223,186
CMS ENERGY CORP	440,023
CNX RESOURCES CORP	192,628
COCA-COLA CONSOLIDATED INC	258,298
COLUMBIA BANKING SYSTEM INC	268,506
COLUMBIA SPORTSWEAR CO	132,022
COMERICA INC	245,297
COMMERCIAL METALS CO	280,438
CONCENTRIX CORP	185,758
CONMED CORP	462,586
CONSENSUS CLOUD SOLUTIONS INC	360,381
COOPER COS INC/THE	1,072,363
COPT DEFENSE PROPERTIES	281,521
CORE & MAIN INC	542,141
CORPAY INC	210,836
COSTCO WHOLESALE CORP	4,279,897
COTERRA ENERGY INC	2,557,959
CRESCENT ENERGY CO	279,621
CROCS INC	165,281
CROWDSTRIKE HOLDINGS INC	2,462,868
CSX CORP	1,953,594
CUMMINS INC	186,850
CURTISS-WRIGHT CORP	1,221,108
CUSTOMERS BANCORP INC	131,485
DATADOG INC	1,984,028
DAVITA INC	758,219
DECKERS OUTDOOR CORP	814,188
DEXCOM INC	1,264,929
DIAMONDBACK ENERGY INC	297,351
DICK'S SPORTING GOODS INC	951,974
DIODES INC	218,127
DOLLAR GENERAL CORP	326,253
DOMINION ENERGY INC	222,603
DONNELLEY FINANCIAL SOLUTIONS	110,217
DOUGLAS DYNAMICS INC	154,493
DOVER CORP	402,402
DOXIMITY INC	1,179,972
DT MIDSTREAM INC	348,701
DYNATRACE INC	989,224
DYNE THERAPEUTICS INC	149,111
EAGLE MATERIALS INC	291,424
EAST WEST BANCORP INC	536,735
EASTMAN CHEMICAL CO	110,680
EATON CORP PLC	1,698,511
ECOVYST INC	368,477
EDWARDS LIFESCIENCES CORP	1,090,684
ELASTIC NV	1,581,614
ELDORADO GOLD CORP	193,072
ELEMENT SOLUTIONS INC	203,872
ELI LILLY & CO	5,414,036
EMCOR GROUP INC	768,453
EMERSON ELECTRIC CO	188,002
ENACT HOLDINGS INC	211,150
ENCOMPASS HEALTH CORP	777,864
ENERSYS	577,503

ENOVIS CORP	165,823
ENTEGRIS INC	1,683,723
ENVISTA HOLDINGS CORP	64,294
EOG RESOURCES INC	1,614,379
EPR PROPERTIES	74,346
EQT CORP	249,686
EQUITABLE HOLDINGS INC	663,682
ESAB CORP	192,983
ESSENT GROUP LTD	339,488
ESSEX PROPERTY TRUST INC	145,574
EURONET WORLDWIDE INC	1,646,983
EVERCORE INC	451,265
EVEREST GROUP LTD	240,673
EVERGY INC	212,778
EVOLENT HEALTH INC	231,278
EXACT SCIENCES CORP	234,987
EXPAND ENERGY CORP	342,950
EXTRA SPACE STORAGE INC	185,504
F5 INC	1,209,068
FABRINET	1,104,457
FEDERAL AGRICULTURAL MORTGAGE	389,764
FEDERAL SIGNAL CORP	455,206
FEDEX CORP	1,810,359
FIDELITY NATIONAL FINANCIAL IN	573,695
FIDELITY NATIONAL INFORMATION	2,045,096
FIRST ADVANTAGE CORP	318,766
FIRST AMERICAN FINANCIAL CORP	673,603
FIRST INDUSTRIAL REALTY TRUST	154,852
FIRST INTERSTATE BANCSYSTEM IN	133,322
FIRSTCASH HOLDINGS INC	484,019
FIRSTENERGY CORP	210,675
FLEX LTD	1,886,523
FMC CORP	163,524
FNB CORP/PA	252,117
FORTINET INC	1,202,258
FORTIVE CORP	596,175
FOX CORP	844,452
FOX FACTORY HOLDING CORP	219,730
FRONTDOOR INC	467,593
FTI CONSULTING INC	254,776
GAMBLING.COM GROUP LTD	105,769
GAP INC/THE	232,141
GARMIN LTD	789,563
GARTNER INC	1,127,362
GE AEROSPACE	1,607,188
GE HEALTHCARE TECHNOLOGIES INC	1,596,827
GEN DIGITAL INC	396,627
GENERAC HOLDINGS INC	1,114,965
GENERAL MOTORS CO	1,550,157
GENPACT LTD	486,709
GENTEX CORP	203,035
GENUINE PARTS CO	472,761
GERMAN AMERICAN BANCORP INC	164,299
GFL ENVIRONMENTAL INC	370,216
GIBRALTAR INDUSTRIES INC	90,353

GILEAD SCIENCES INC	486,420
GLOBAL PAYMENTS INC	650,508
GLOBALFOUNDRIES INC	881,801
GLOBUS MEDICAL INC	525,374
GODADDY INC	1,676,658
GOLDMAN SACHS GROUP INC/THE	1,729,312
GRACO INC	1,892,311
GRAND CANYON EDUCATION INC	505,651
GRANITE CONSTRUCTION INC	350,226
GRIFFON CORP	217,445
GROCERY OUTLET HOLDING CORP	1,982,891
H&E EQUIPMENT SERVICES INC	190,259
H&R BLOCK INC	761,372
HAEMONETICS CORP	287,022
HALLIBURTON CO	340,827
HALOZYME THERAPEUTICS INC	860,341
HANCOCK WHITNEY CORP	478,417
HANOVER INSURANCE GROUP INC/TH	259,056
HARTFORD INSURANCE GROUP INC/T	572,709
HCA HEALTHCARE INC	413,907
HEALTHEQUITY INC	719,625
HEARTLAND EXPRESS INC	290,744
HELMERICH & PAYNE INC	205,696
HERITAGE COMMERCE CORP	110,037
HEXCEL CORP	1,398,085
HILTON WORLDWIDE HOLDINGS INC	1,632,245
HOLOGIC INC	2,348,188
HOME BANCSHARES INC/AR	361,504
HOME DEPOT INC/THE	3,127,091
HOWMET AEROSPACE INC	1,961,442
HUDSON TECHNOLOGIES INC	87,974
HURON CONSULTING GROUP INC	227,893
IAC INC	649,473
ICON PLC	249,974
INCYTE CORP	2,192,627
INGEVITY CORP	193,848
INGREDION INC	325,192
INNOVATIVE INDUSTRIAL PROPERTI	135,079
INSTALLED BUILDING PRODUCTS IN	326,491
INTEGRA LIFESCIENCES HOLDINGS	96,004
INTERDIGITAL INC	462,603
INTUIT INC	1,104,275
INTUITIVE SURGICAL INC	2,362,391
IPG PHOTONICS CORP	191,835
IRIDIUM COMMUNICATIONS INC	576,047
JACKSON FINANCIAL INC	591,883
JACOBS SOLUTIONS INC	193,482
JAZZ PHARMACEUTICALS PLC	557,131
JBT MAREL CORP	617,833
JEFFERIES FINANCIAL GROUP INC	271,264
KB HOME	775,102
KBR INC	173,964
KELLY SERVICES INC	211,442
KEMPER CORP	220,979
KEYSIGHT TECHNOLOGIES INC	2,120,798

KIMCO REALTY CORP	256,582
KINDER MORGAN INC	1,554,265
KINSALE CAPITAL GROUP INC	1,388,878
KIRBY CORP	688,652
KLA CORP	1,025,205
KNIFE RIVER CORP	184,578
KNIGHT-SWIFT TRANSPORTATION HO	184,897
KORN FERRY	196,010
KROGER CO/THE	2,073,902
L3HARRIS TECHNOLOGIES INC	379,135
LABCORP HOLDINGS INC	480,655
LAMAR ADVERTISING CO	492,804
LANTHEUS HOLDINGS INC	226,423
LAUREATE EDUCATION INC	239,562
LEAR CORP	177,752
LEGEND BIOTECH CORP ADR	278,575
LEIDOS HOLDINGS INC	1,132,023
LENDINGCLUB CORP	2,762,095
LENNAR CORP	1,402,565
LITHIA MOTORS INC	1,237,065
LITTELFUSE INC	795,554
LKQ CORP	290,913
LOCKHEED MARTIN CORP	1,162,854
LOUISIANA-PACIFIC CORP	106,760
LPL FINANCIAL HOLDINGS INC	296,145
LYONDELLBASELL INDUSTRIES NV	97,517
MADRIGAL PHARMACEUTICALS INC	618,374
MAGNITE INC	599,961
MAGNOLIA OIL & GAS CORP	127,187
MARKEL GROUP INC	792,340
MARKETAXESS HOLDINGS INC	1,947,109
MARRIOTT INTERNATIONAL INC/MD	1,393,584
MARRIOTT VACATIONS WORLDWIDE C	439,661
MASCO CORP	377,291
MASTERCARD INC	5,203,565
MASTERCRAFT BOAT HOLDINGS INC	83,641
MATADOR RESOURCES CO	208,725
MATCH GROUP INC	1,027,585
MATSON INC	612,174
MCKESSON CORP	462,767
MEDPACE HOLDINGS INC	1,488,723
MERCADOLIBRE INC	2,615,277
MERIT MEDICAL SYSTEMS INC	1,061,405
MERITAGE HOMES CORP	1,108,119
META PLATFORMS INC	13,204,422
METHANEX CORP	341,040
METLIFE INC	611,889
MICROSOFT CORP	13,113,708
MIDDLEBY CORP/THE	562,388
MOLINA HEALTHCARE INC	2,491,097
MOLSON COORS BEVERAGE CO	463,318
MOODY'S CORP	2,345,548
MOOG INC	213,178
MOSAIC CO/THE	210,233
MUELLER INDUSTRIES INC	187,528

MURPHY OIL CORP	472,177
MURPHY USA INC	754,130
N-ABLE INC/US	294,303
NATIONAL STORAGE AFFILIATES TR	381,261
NCINO INC	711,392
NESTLE SA ADR	1,559,653
NETAPP INC	1,318,437
NETFLIX INC	8,135,969
NEVRO CORP	136,658
NEW YORK TIMES CO/THE	1,589,971
NEWMONT CORP	1,694,999
NEXSTAR MEDIA GROUP INC	452,584
NISOURCE INC	232,470
NMI HOLDINGS INC	330,105
NOMAD FOODS LTD	207,669
NORTHROP GRUMMAN CORP	1,190,589
NORTHWESTERN ENERGY GROUP INC	317,606
NORWEGIAN CRUISE LINE HOLDINGS	764,232
NOVO NORDISK A/S ADR	2,600,901
NRG ENERGY INC	213,641
NUCOR CORP	100,604
NUVALENT INC	115,072
NVIDIA CORP	19,400,876
NXP SEMICONDUCTORS NV	1,505,873
OCEANFIRST FINANCIAL CORP	168,511
OGE ENERGY CORP	211,448
OKTA INC	2,764,934
OLD NATIONAL BANCORP/IN	267,731
OMNICELL INC	460,292
ON SEMICONDUCTOR CORP	908,803
ONEMAIN HOLDINGS INC	790,499
O'REILLY AUTOMOTIVE INC	2,079,893
ORGANON & CO	1,870,595
OSHKOSH CORP	197,365
OSI SYSTEMS INC	281,282
OVINTIV INC	368,550
OWENS CORNING	98,615
OXFORD INDUSTRIES INC	113,758
PACIFIC BIOSCIENCES OF CALIFOR	535,784
PACKAGING CORP OF AMERICA	119,319
PALO ALTO NETWORKS INC	1,449,493
PARKER-HANNIFIN CORP	183,813
PARSONS CORP	1,169,361
PATTERSON-UTI ENERGY INC	156,932
PAYCHEX INC	1,197,899
PAYPAL HOLDINGS INC	2,433,755
PEAPACK-GLADSTONE FINANCIAL CO	166,243
PEDIATRIX MEDICAL GROUP INC	191,565
PENNYMAC FINANCIAL SERVICES IN	390,583
PERFORMANCE FOOD GROUP CO	169,100
PERRIGO CO PLC	1,559,183
PFIZER INC	471,279
PG&E CORP	211,769
PHILIP MORRIS INTERNATIONAL IN	520,875
PHOTRONICS INC	220,427

PINNACLE FINANCIAL PARTNERS IN	991,304
PINNACLE WEST CAPITAL CORP	204,380
POOL CORP	250,591
PORTLAND GENERAL ELECTRIC CO	294,435
POST HOLDINGS INC	468,714
PPL CORP	210,795
PREFERRED BANK/LOS ANGELES CA	264,150
PRESTIGE CONSUMER HEALTHCARE I	233,567
PRIMO BRANDS CORP	260,653
PROFICIENT AUTO LOGISTICS INC	49,614
PROG HOLDINGS INC	98,635
PROGRESSIVE CORP/THE	2,244,187
PROSPERITY BANCSHARES INC	696,460
PRUDENTIAL FINANCIAL INC	593,835
PUBLIC SERVICE ENTERPRISE GROU	1,247,917
PVH CORP	2,445,998
QCR HOLDINGS INC	134,749
QORVO INC	198,531
QUANEX BUILDING PRODUCTS CORP	192,635
QUEST DIAGNOSTICS INC	465,403
QUIDELORTHO CORP	804,261
RAMACO RESOURCES INC	205,440
RB GLOBAL INC	2,006,992
REGIONS FINANCIAL CORP	628,055
RELIANCE INC	103,127
REMITLY GLOBAL INC	900,633
RENAISSANCERE HOLDINGS LTD	394,364
REPUBLIC SERVICES INC	421,070
RESIDEO TECHNOLOGIES INC	187,650
RHYTHM PHARMACEUTICALS INC	141,070
ROYAL CARIBBEAN CRUISES LTD	839,020
RYAN SPECIALTY HOLDINGS INC	1,581,416
RYDER SYSTEM INC	196,546
SABRA HEALTH CARE REIT INC	208,758
SALESFORCE INC	3,562,620
SALLY BEAUTY HOLDINGS INC	363,305
SANDY SPRING BANCORP INC	136,627
SANMINA CORP	228,750
SBA COMMUNICATIONS CORP	827,428
SCIENCE APPLICATIONS INTERNATI	201,763
SCOTTS MIRACLE-GRO CO/THE	94,734
SEALED AIR CORP	249,361
SELECT WATER SOLUTIONS INC	146,765
SENSATA TECHNOLOGIES HOLDING P	1,309,090
SERVICENOW INC	3,572,604
SERVISFIRST BANCSHARES INC	70,588
SHARKNINJA INC	351,956
SHELL PLC ADR	331,669
SHIFT4 PAYMENTS INC	496,276
SIGNET JEWELERS LTD	225,584
SIMPLY GOOD FOODS CO/THE	357,564
SIMPSON MANUFACTURING CO INC	1,419,505
SITEONE LANDSCAPE SUPPLY INC	2,054,031
SIX FLAGS ENTERTAINMENT CORP	376,316
SKECHERS USA INC	513,176

SLM CORP	913,201
SM ENERGY CO	485,353
SMARTSHEET INC	1,505,246
SNAP-ON INC	189,430
SNOWFLAKE INC	1,709,010
SONOCO PRODUCTS CO	114,456
SOTERA HEALTH CO	469,881
SOUTHSTATE CORP	688,203
SOUTHWEST AIRLINES CO	2,207,489
SPIRE INC	170,118
SPORTRADAR GROUP AG	362,718
SPRINGWORKS THERAPEUTICS INC	370,152
SPROUT SOCIAL INC	435,007
SS&C TECHNOLOGIES HOLDINGS INC	269,853
STAG INDUSTRIAL INC	966,001
STANDARDAERO INC	146,951
STATE STREET CORP	679,100
STEEL DYNAMICS INC	107,796
STERIS PLC	1,316,612
STERLING INFRASTRUCTURE INC	211,573
STEVANATO GROUP SPA	2,222,275
STEVEN MADDEN LTD	137,892
SYNCHRONY FINANCIAL	630,890
SYNOVUS FINANCIAL CORP	645,139
TALEN ENERGY CORP	215,676
TANDEM DIABETES CARE INC	793,016
TAYLOR MORRISON HOME CORP	1,049,078
TD SYNNEX CORP	400,746
TECHNIPFMC PLC	245,816
TEGNA INC	287,062
TELEDYNE TECHNOLOGIES INC	455,312
TELEFLEX INC	527,177
TENABLE HOLDINGS INC	607,673
TENET HEALTHCARE CORP	435,241
TESLA INC	6,816,819
TEVA PHARMACEUTICAL INDUSTRIES ADR	2,385,389
TEXTRON INC	175,086
TIMKEN CO/THE	171,074
TJX COS INC/THE	1,801,398
TKO GROUP HOLDINGS INC	229,792
T-MOBILE US INC	205,500
TOPBUILD CORP	1,430,607
TORO CO/THE	751,658
TOTALENERGIES SE ADR	309,342
TRADE DESK INC/THE	2,823,071
TRANSMEDICS GROUP INC	129,875
TRIMBLE INC	1,668,424
TRINET GROUP INC	813,027
TTM TECHNOLOGIES INC	182,828
TWILIO INC	381,522
UBER TECHNOLOGIES INC	2,538,628
UFP INDUSTRIES INC	97,893
UGI CORP	217,936
ULTRA CLEAN HOLDINGS INC	229,109
UMB FINANCIAL CORP	499,180

UNITED PARCEL SERVICE INC	203,399
UNITED RENTALS INC	175,406
UNITED THERAPEUTICS CORP	490,800
UNIVERSAL HEALTH SERVICES INC	796,087
UNUM GROUP	728,328
US FOODS HOLDING CORP	1,049,813
VALMONT INDUSTRIES INC	489,139
VERACYTE INC	956,617
VERINT SYSTEMS INC	155,587
VERITEX HOLDINGS INC	128,684
VERIZON COMMUNICATIONS INC	201,870
VERTEX PHARMACEUTICALS INC	3,008,169
VERTIV HOLDINGS CO	1,576,680
VESTIS CORP	300,228
VIPER ENERGY INC	1,482,797
VISA INC	5,560,724
VISTRA CORP	1,733,164
VONTIER CORP	192,890
VOYA FINANCIAL INC	401,485
WALMART INC	3,959,047
WALT DISNEY CO/THE	5,934,287
WARNER MUSIC GROUP CORP	1,443,329
WAYSTAR HOLDING CORP	1,077,402
WEATHERFORD INTERNATIONAL PLC	259,945
WELLS FARGO & CO	3,435,860
WESTERN ALLIANCE BANCORP	479,018
WESTERN UNION CO/THE	474,912
WESTINGHOUSE AIR BRAKE TECHNOL	1,197,261
WESTLAKE CORP	99,058
WHITE MOUNTAINS INSURANCE GROU	186,726
WILLIS TOWERS WATSON PLC	1,375,124
WILLSCOT HOLDINGS CORP	1,199,751
WINTRUST FINANCIAL CORP	464,794
WISDOMTREE INC	449,568
WIX.COM LTD	1,800,504
WORLD KINECT CORP	252,734
WORTHINGTON ENTERPRISES INC	89,806
WORTHINGTON STEEL INC	66,345
WSFS FINANCIAL CORP	182,820
WYNDHAM HOTELS & RESORTS INC	2,934,602
XCEL ENERGY INC	213,161
YETI HOLDINGS INC	112,411
ZIFF DAVIS INC	1,746,379
ZIMMER BIOMET HOLDINGS INC	2,595,857
ZIONS BANCORP NA	928,272
ZIPRECRUITER INC	344,050
TOTAL CORPORATE STOCKS	$554,966,516

REGISTERED INVESTMENT COMPANIES
DODGE & COX INTL STCK-X	$22,131,794
TOTAL REGISTERED INVESTMENT COMPANIES	$22,131,794

	SELF DIRECTED BROKERAGE ACCOUNT
*	RETAIL MUTUAL FUNDS, EXCHANGE TRADED FUNDS, EQUITIES (OTHER THAN AEP STOCK) AND PREFERRED STOCK TRADED ON A NATIONAL SECURITIES EXCHANGE, AND FIXED INCOME SECURITIES (OTHER THAN THOSE ISSUED BY AN AFFILIATE OF THE COMPANY).	$120,451,987
	TOTAL SELF-DIRECTED BROKERAGE ACCOUNT	$120,451,987

	TOTAL ASSETS AT FAIR VALUE	$4,719,489,317

*	PARTICIPANT LOANS (Interest rates ranging from 4.25% to 10.5%, maturing through May 2048)	$67,017,058

	TOTAL NET ASSETS	$4,786,506,375

*	Party-in-interest to the Plan

Note: (d) Historical Cost is not required as all investments are participant-directed.

AEP RETIREMENT SAVINGS 401(K) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, P.C.